FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant's Name into English)

Parque Vía 190

Colonia Cuauhtémoc

México City 06599, México, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....P.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No...P...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2011 (AUDITED INFORMATION)

I N D E X

FS-01 CONSOLIDATED STATEMENT OF FINANCIAL POSITION - AS OF DECEMBER 31, 2011, DECEMBER 31, 2010 AND JANUARY 01, 2010

FS-02 CONSOLIDATED STATEMENT OF FINANCIAL POSITION - INFORMATIONAL DATA - AS OF DECEMBER 31, 2011, DECEMBER 31, 2010 AND JANUARY 01, 2010

FS-03 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2011 AND 2010011 & 2010

FS-04 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - OTHER ITEMS OF COMPREHENSIVE INCOME (LOSS) (NET OF TAX) - FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2011 AND 2010

FS-05 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - INFORMATIONAL DATA - FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2011 AND 2010

FS-06 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - INFORMATIONAL DATA (12 MONTHS) - FOR THE PERIODS ENDED DECEMBER 31 OF 2011 AND 2010

FS-07 CONSOLIDATED STATEMENT OF CASH FLOWS - FOR THE PERIODS ENDED DECEMBER 31 OF 2011 AND 2010

FS-08 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3.- INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

ANNEX 4.- BREAKDOWN OF CREDITS

ANNEX 5.- MONETARY FOREIGN CURRENCY POSITION

ANNEX 6.- DEBT INSTRUMENTS

ANNEX 7.-DISTRIBUTION OF REVENUE BY PRODUCT

ANALYSIS OF PAID CAPITAL STOCK

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION)

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011 (AUDITED INFORMATION)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2011, DECEMBER 31, 2010 AND JANUARY 01, 2010

(Thousands of Mexican Pesos)

Final printing

---

ACCOUNT	SUBACCOUNT	ENDING CURRENT QUARTER	ENDING PREVIOUS YEAR	BEGINNING PREVIOUS YEAR
		Amount	Amount	Amount
		4Q 2011	4Q 2010	4Q 2009
TOTAL ASSETS		160,760,958	155,741,152	176,801,658
TOTAL CURRENT ASSETS		36,231,176	36,229,154	51,649,799
CASH AND CASH EQUIVALENTS		1,795,004	7,493,465	14,379,768
SHORT-TERM INVESMENTS		0	0	0
	AVAILABLE-FOR-SALE INVESTMENTS	0	0	0
	TRADING INVESTMENTS	0	0	0
	HELD-TO-MATURITY INVESTMENTS	0	0	0
TRADE RECEIVABLES, NET		15,419,212	15,109,655	15,814,932
	TRADE RECEIVABLES	20,926,965	20,675,135	20,123,813
	ALLOWANCE FOR DOUBTFUL ACCOUNTS	(5,507,753)	(5,565,480)	(4,308,881)
OTHER RECEIVABLES, NET		6,608,852	2,008,704	4,610,624
	OTHER RECEIVABLES	6,608,852	2,008,704	4,610,624
	ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0	0
INVENTORIES		1,583,060	1,783,579	1,448,102
BIOLOGICAL CURRENT ASSETS		0	0	0
OTHER CURRENT ASSETS		10,825,048	9,833,751	15,396,373
	PREPAYMENTS	2,570,257	1,193,509	1,209,037
	DERIVATIVE FINANCIAL INSTRUMENTS	6,114,677	6,695,899	12,088,437
	ASSETS AVAILABLE FOR SALE	0	0	0
	DISCONTINUED OPERATIONS	0	0	0
	RIGHTS AND LICENSES	0	0	0
	OTHER	2,140,114	1,944,343	2,098,899
TOTAL NON-CURRENT ASSETS		124,529,782	119,511,998	125,151,859
ACCOUNTS RECEIVABLE, NET		0	0	0
INVESTMENTS		1,585,330	1,389,419	1,741,950
	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	1,464,155	1,268,275	1,620,083
	HELD-TO-MATURITY INVESTMENTS	0	0	0
	AVAILABLE-FOR-SALE INVESTMENTS	0	0	0
	OTHER INVESTMENTS	121,175	121,144	121,867
PROPERTY, PLANT AND EQUIPMENT, NET		98,448,620	99,421,332	106,047,642
	LAND AND BUILDINGS	19,360,900	19,256,651	18,897,589
	MACHINERY AND INDUSTRIAL EQUIPMENT	90,486,725	80,517,734	74,678,526
	OTHER EQUIPMENT	21,355,497	16,469,336	12,062,453
	ACCUMULATED DEPRECIATION	(33,536,677)	(17,066,858)	0
	CONSTRUCTION IN PROGRESS	782,175	244,469	409,074
INVESTMENT PROPERTY		0	0	0
BIOLOGICAL NON- CURRENT ASSETS		0	0	0
INTANGIBLE ASSETS, NET		1,151,470	1,253,532	739,403
	GOODWILL	103,289	103,289	0
	TRADEMARKS	428,246	456,708	0
	RIGHTS AND LICENSES	428,615	472,524	488,702
	CONCESSIONS	191,320	221,011	250,701
	OTHER INTANGIBLE ASSETS	0	0	0
DEFERRED TAX ASSETS		0	0	0
OTHER NON-CURRENT ASSETS		23,344,362	17,447,715	16,622,864
	PREPAYMENTS	42,768	255,702	351,680
	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0
	EMPLOYEE BENEFITS	22,327,733	16,290,368	15,214,802
	AVAILABLE FOR SALE ASSETS	0	0	0
	DISCONTINUED OPERATIONS	0	0	0
	DEFERRED CHARGES	973,861	901,645	1,056,382
	OTHER	0	0	0
TOTAL LIABILITIES		111,647,558	109,966,173	136,610,449
TOTAL CURRENT LIABILITIES		35,785,179	32,143,488	37,326,098
BANK LOANS		7,875,567	1,272,982	7,363,129
STOCK MARKET LOANS		4,800,000	4,500,000	12,405,765
OTHER LIABILITIES WITH COST		0	6,178,550	0
TRADE PAYABLES		8,905,137	5,572,155	3,538,048
TAXES PAYABLE		1,325,773	2,443,268	2,211,626
	INCOME TAX PAYABLE	0	219,060	0
	OTHER TAXES PAYABLE	1,325,773	2,224,208	2,211,626
OTHER CURRENT LIABILITIES		12,878,702	12,176,533	11,807,530
	INTEREST PAYABLE	634,861	630,490	936,516
	DERIVATIVE FINANCIAL INSTRUMENTS	1,496,359	1,547,054	848,824
	DEFERRED REVENUE	1,279,312	916,092	1,100,052
	EMPLOYEE BENEFITS	5,029,015	5,454,439	5,319,547
	PROVISIONS	0	0	0
	CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0	0
	DISCONTINUED OPERATIONS	0	0	0
	OTHER	4,439,155	3,628,458	3,602,591
TOTAL NON-CURRENT LIABILITIES		75,862,379	77,822,685	99,284,351
BANK LOANS		15,116,479	20,624,954	35,750,038
STOCK MARKET LOANS		34,131,014	41,944,459	47,355,416
OTHER LIABILITIES WITH COST		9,870,000	0	0
DEFERRED TAX LIABILITIES		15,616,261	14,641,399	15,721,097
OTHER NON-CURRENT LIABILITIES		1,128,625	611,873	457,800
	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0
	DEFERRED REVENUE	1,128,625	611,873	457,800
	EMPLOYEE BENEFITS	0	0	0
	PROVISIONS	0	0	0
	NON-CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0	0
	DISCONTINUED OPERATIONS	0	0	0
	OTHER	0	0	0
TOTAL EQUITY		49,113,400	45,774,979	40,191,209
EQUITY ATTRIBUTABLE TO OWNERS OF PARENT		48,779,238	45,465,622	40,149,119
CAPITAL STOCK		5,441,295	5,467,035	5,473,815
SHARES REPURCHASED		0	0	0
PREMIUM ON ISSUANCE OF SHARES		0	0	0
CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES		0	0	0
OTHER CONTRIBUTED CAPITAL		0	0	0
RETAINED EARNINGS (ACCUMULATED LOSSES)		43,435,716	39,885,706	33,942,104
	LEGAL RESERVE	1,094,763	1,094,763	1,094,763
	OTHER RESERVES	0	0	0
	RETAINED EARNINGS	21,407,194	17,250,305	26,495,256
	NET INCOME FOR THE PERIOD	14,581,674	15,188,553	0
	OTHER	6,352,085	6,352,085	6,352,085
ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF TAX)		(97,773)	112,881	733,200
	GAIN ON REVALUATION OF PROPERTIES	0	0	0
	ACTUARIAL GAINS (LOSSES) FROM LABOR OBLIGATIONS	0	0	0
	FOREING CURRENCY TRANSLATION	162,310	55,366	0
	CHANGES IN THE VALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	0	0	0
	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	(260,083)	57,515	733,200
	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0
	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0
	OTHER COMPREHENSIVE INCOME	0	0	0
NON-CONTROLLING INTERESTS		334,162	309,357	42,090

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011 (AUDITED INFORMATION)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

- INFORMATIONAL DATA -

(Thousands of Mexican Pesos)

Final printing

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ACCOUNT	ENDING CURRENT QUARTER	ENDING PREVIOUS YEAR	BEGINNING PREVIOUS YEAR
	Amount	Amount	Amount
	4Q 2011	4Q 2010	4Q 2009
SHORT-TERM FOREIGN CURRENCY LIABILITIES	12,452,966	10,124,601	18,294,695
LONG-TERM FOREIGN CURRENCY LIABILITIES	28,147,493	36,669,413	52,705,454
CAPITAL STOCK (NOMINAL)	77,843	78,398	78,545
RESTATEMENT OF CAPITAL STOCK	5,363,452	5,388,637	5,395,270
PLAN ASSETS FOR PENSIONS AND SENIORITY PREMIUMS	0	0	0
NUMBER OF EXECUTIVES (*)	81	83	84
NUMBER OF EMPLOYEES (*)	9,769	9,260	9,269
NUMBER OF WORKERS (*)	41,227	42,719	43,593
OUTSTANDING SHARES (*)	18,029,500,000	18,158,000,000	18,191,892,260
REPURCHASED SHARES (*)	128,500,000	33,892,260	0
RESTRICTED CASH (1)	0	0	0
GUARANTEED DEBT OF ASSOCIATED COMPANIES	0	0	0

(1) This concept must be filled when they are given assurances that affect cash and cash equivalents

(*) DATA UNITS

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011 (AUDITED INFORMATION)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2011 AND 2010

(Thousands of Mexican Pesos)

Final printing

---

ACCOUNT	SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		4Q 2011		4Q 2010
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER

REVENUE		112,066,058	29,142,894	113,562,108	27,957,923
	SERVICES	104,999,346	27,024,771	106,818,319	26,144,932
	SALE OF GOODS	4,688,957	1,234,177	4,588,050	1,132,645
	INTERESTS	0	0	0	0
	ROYALTIES	0	0	0	0
	DIVIDENDS	0	0	0	0
	LEASES	0	0	0	0
	CONSTRUCTIONS	0	0	0	0
	OTHER REVENUE	2,377,755	883,946	2,155,739	680,346
COST OF SALES		61,210,521	16,360,459	62,061,386	15,346,681
GROSS PROFIT		50,855,537	12,782,435	51,500,722	12,611,242
GENERAL EXPENSES		22,769,245	5,660,869	22,876,379	5,984,577
PROFIT (LOSS) BEFORE OTHER INCOME (EXPENSE), NET		28,086,292	7,121,566	28,624,343	6,626,665
OTHER INCOME (EXPENSE), NET		(1,504,204)	(187,622)	(565,366)	142,162
OPERATING PROFIT (LOSS)		26,582,088	6,933,944	28,058,977	6,768,827
FINANCE INCOME		3,453,473	1,197,000	3,183,974	649,553
	INTEREST INCOME	385,767	96,984	583,761	179,921
	GAIN ON FOREIGN EXCHANGE, NET	0	0	2,600,213	469,632
	GAIN ON DERIVATIVES, NET	3,067,706	1,100,016	0	0
	GAIN ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
	OTHER FINANCE INCOME	0	0	0	0
FINANCE COSTS		8,214,856	2,262,941	7,937,970	1,495,268
	INTEREST EXPENSE	3,057,553	790,498	3,537,734	841,705
	LOSS ON FOREIGN EXCHANGE, NET	4,818,470	1,472,443	0	0
	LOSS ON DERIVATIVES, NET	0	0	4,400,236	653,563
	LOSS ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
	OTHER FINANCE COSTS	338,833	0	0	0
FINANCE INCOME (COSTS), NET		(4,761,383)	(1,065,941)	(4,753,996)	(845,715)
SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES		115,071	43,015	195,910	46,562
PROFIT (LOSS) BEFORE INCOME TAX		21,935,776	5,911,018	23,500,891	5,969,674
INCOME TAX EXPENSE		7,333,209	1,822,295	8,325,045	2,595,681
	CURRENT TAX	6,234,836	1,779,747	9,269,487	2,782,561
	DEFERRED TAX	1,098,373	42,548	(944,442)	(186,880)
PROFIT (LOSS) FROM CONTINUING OPERATIONS		14,602,567	4,088,723	15,175,846	3,373,993
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS		0	0	0	0
NET PROFIT (LOSS)		14,602,567	4,088,723	15,175,846	3,373,993
PROFIT (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS		20,893	4,384	(12,707)	7,067
PROFIT (LOSS) ATTRIBUTABLE TO OWNERS OF PARENT		14,581,674	4,084,339	15,188,553	3,366,926

BASIC EARNINGS (LOSS) PER SHARE		0.81	0.23	0.84	0.18
DILUTED EARNINGS (LOSS) PER SHARE		0.00	0.00	0.00	0.00

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011 (AUDITED INFORMATION)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

- OTHER ITEMS OF COMPREHENSIVE INCOME (LOSS) (NET OF TAX) –

FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2011 AND 2010

(Thousands of Mexican Pesos)

Final printing

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ACCOUNT	CURRENT YEAR		PREVIOUS YEAR
	4Q 2011		4Q 2010
	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
NET PROFIT (LOSS)	14,602,567	4,088,723	15,175,846	3,373,993
DISCLOSURES NOT BE RECLASSIFIED ON INCOME
PROPERTY REVALUATION GAINS	0	0	0	0
ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	0	0	0	0
SHARE OF INCOME ON REVALUATION ON PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
DISCLOSURES MAY BE RECLASSIFIED SUBSEQUENTLY TO INCOME
FOREING CURRENCY TRANSLATION	110,856	53,830	55,366	1,274
CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	0	0	0	0
CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	(317,598)	(769,752)	(675,685)	(592,348)
CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0	0
SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
OTHER COMPREHENSIVE INCOME	0	0	0	0
TOTAL OTHER COMPREHENSIVE INCOME	(206,742)	(715,922)	(620,319)	(591,074)

TOTAL COMPREHENSIVE INCOME	14,395,825	3,372,801	14,555,527	2,782,919
COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	24,805	8,296	(12,707)	7,067
COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	14,371,020	3,364,505	14,568,234	2,775,852

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011 (AUDITED INFORMATION)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

- INFORMATIONAL DATA –

FOR THE TWELVE AND THREE MONTHS ENDED DECEMBER 31, 2011 AND 2010

(Thousands of Mexican Pesos)

Final printing

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ACCOUNT	CURRENT YEAR		PREVIOUS YEAR
	4Q 2011		4Q 2010
	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
OPERATING DEPRECIATION AND AMORTIZATION	16,548,528	4,136,114	16,920,793	4,223,575
EMPLOYEE PROFIT SHARING EXPENSE	1,693,372	332,947	1,998,105	395,257

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011 (AUDITED INFORMATION)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

- INFORMATIONAL DATA (12 MONTHS)-

FOR THE PERIODS ENDED DECEMBER 31 OF 2011 AND 2010

(Thousands of Mexican Pesos)

Final printing

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Informative data (12 Months)	YEAR
	CURRENT	PREVIOUS
	4Q 2011	4Q 2010
REVENUE NET (**)	112,066,058	113,562,108
OPERATING PROFIT (LOSS) (**)	26,582,088	28,058,977
PROFIT (LOSS) ATTRIBUTABLE TO OWNERS OF PARENT(**)	14,581,674	15,188,553
NET PROFIT (LOSS) (**)	14,602,567	15,175,846
OPERATING DEPRECIATION AND AMORTIZATION (**)	16,548,528	16,920,793

(**) Information of the last twelve months.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011 (AUDITED INFORMATION)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIODS ENDED DECEMBER 31 OF 2011 AND 2010

(Thousands of Mexican Pesos)

Final printing

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ACCOUNT	SUBACCOUNT	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
OPERATING ACTIVITIES
PROFIT (LOSS) BEFORE INCOME TAX		21,935,776	23,500,891
+(-) ITEMS NOT REQUIRING CASH		7,216,601	7,463,275
	+ ESTIMATE FOR THE PERIOD	88,015	101,462
	+ PROVISION FOR THE PERIOD	7,128,586	7,361,813
	+(-) OTHER UNREALISED ITEMS	0	0
+(-) ITEMS RELATED TO INVESTING ACTIVITIES		16,821,319	16,951,664
	DEPRECIATION AND AMORTISATION FOR THE PERIOD	16,936,390	17,500,371
	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
	+(-) LOSS (REVERSAL) IMPAIRMENT	0	0
	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	(115,071)	(195,910)
	(-) DIVIDENDS RECEIVED	0	0
	(-) INTEREST RECEIVED	0	0
	(-) EXCHANGE FLUCTUATION	0	0
	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	(352,797)
+(-) ITEMS RELATED TO FINANCING ACTIVITIES		5,102,682	5,085,318
	(+) ACCRUED INTEREST	3,057,553	3,537,734
	(+) EXCHANGE FLUCTUATION	4,774,002	(2,852,652)
	(+) DERIVATIVE TRANSACTIONS	(3,067,706)	4,400,236
	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	338,833	0
CASH FLOWS BEFORE INCOME TAX		51,076,378	53,001,148
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES		(23,914,241)	(13,434,151)
	+(-) DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE	(309,557)	807,755
	+(-) DECREASE (INCREASE) IN INVENTORIES	200,519	(335,477)
	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(2,567,721)	992,359
	+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	1,657,031	580,475
	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(13,194,724)	(8,562,388)
	+(-) INCOME TAXES PAID OR RETURNED	(9,699,789)	(6,916,875)
NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES		27,162,137	39,566,997
INVESTING ACTIVITIES
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES		(14,223,579)	(8,858,862)
	(-) PERMANENT INVESTMENTS	0	0
	+ DISPOSITION OF PERMANENT INVESTMENTS	0	669,387
	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(14,211,587)	(9,362,448)
	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
	(-) TEMPORARY INVESTMENTS	0	0
	+ DISPOSITION OF TEMPORARY INVESTMENTS	0	0
	(-) INVESTMENT IN INTANGIBLE ASSETS	(15,983)	(6,620)
	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
	(-) ACQUISITIONS OF VENTURES	0	(285,181)
	+ DISPOSITIONS OF VENTURES	0	0
	+ DIVIDEND RECEIVED	3,991	126,000
	+ INTEREST RECEIVED	0	0
	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0
FINANCING ACTIVITIES
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES		(18,637,019)	(37,594,438)
	+ BANK FINANCING	35,000	46,000
	+ STOCK MARKET FINANCING	1,000,000	1,500,000
	+ OTHER FINANCING	17,600,000	8,589,980
	(-) BANK FINANCING AMORTISATION	(1,782,548)	(19,459,153)
	(-) STOCK MARKET FINANCING AMORTISATION	(9,903,641)	(13,794,140)
	(-) OTHER FINANCING AMORTISATION	(14,452,250)	(2,474,400)
	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
	(-) DIVIDENDS PAID	(9,508,964)	(8,736,965)
	+ PREMIUM ON ISSUANCE OF SHARES	0	0
	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
	(-) INTEREST EXPENSE	(3,085,688)	(3,752,788)
	(-) REPURCHASE OF SHARES	(1,358,773)	(339,822)
	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	2,819,845	826,850
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(5,698,461)	(6,886,303)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		0	0
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		7,493,465	14,379,768
CASH AND CASH EQUIVALENTS AT END OF PERIOD		1,795,004	7,493,465

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011 (AUDITED INFORMATION)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Thousands of Mexican Pesos)

Final printing

---

CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	PROFITS OR LOSSES ACCUMULATED		OTHER ITEMS OF INCOME (LOSS) ACCUMULATED COMPREHENSIVE	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON-CONTROLLING INTERESTS	TOTAL EQUITY
						RESERVES	RETAINED EARNINGS (ACCUMULATED LOSSES)
BALANCE AT JANUARY 1st, 2010	5,473,815	0	0	0	0	1,094,763	32,847,341	733,200	40,149,119	42,090	40,191,209
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	(8,911,909)	0	(8,911,909)	0	(8,911,909)
CAPITAL INCREASE (DECREASE)	0	0	0	0	0	0	0	0	0	0	0
REPURCHASE OF SHARES	(6,780)	0	0	0	0	0	(333,042)	0	(339,822)	0	(339,822)
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	279,974	279,974
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	15,188,553	(620,319)	14,568,234	(12,707)	14,555,527
BALANCE AT DECEMBER 31st,2010	5,467,035	0	0	0	0	1,094,763	38,790,943	112,881	45,465,622	309,357	45,774,979

BALANCE AT JANUARY 1st, 2011	5,467,035	0	0	0	0	1,094,763	38,790,943	112,881	45,465,622	309,357	45,774,979
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	(9,698,631)	0	(9,698,631)	0	(9,698,631)
CAPITAL INCREASE (DECREASE)	0	0	0	0	0	0	0	0	0	0	0
REPURCHASE OF SHARES	(25,740)	0	0	0	0	0	(1,333,033)	0	(1,358,773)	0	(1,358,773)
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	14,581,674	(210,654)	14,371,020	24,805	14,395,825
BALANCE AT DECEMBER 31st,2011	5,441,295	0	0	0	0	1,094,763	42,340,953	(97,773)	48,779,238	334,162	49,113,400

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011 (AUDITED INFORMATION)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Final printing

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Highlights

4th Quarter 2011

· At December 31, 2011, TELMEX supported 14.814 million lines, a decrease of 5.0% compared with the same period of the previous year. The lines included:

  Telmex Social: 1.496 million lines concentrated in rural communities and prepaid lines, with a reduction of 465,000 prepaid lines in the last 12 months .

  Also, 689,000 public telephony lines, which have decreased in the last 12 months by 63,000.

· Countries around the world are experiencing a continuing decrease in penetration of fixed lines. In a market of approximately 19.3 million fixed lines, TELMEX has a market share of 76.9% if public telephony, Telmex Social and prepaid lines that are mainly in rural areas are included. This market share is below the average of 85.7% for the 35 most representative countries ( Bank of America Merrill Lynch, Global Wireline Matrix 2011 ).

· Regarding our high speed Internet access service infinitum , we continue promoting and, thanks to our customer’s preference, we expanded from 67,000 accesses and a market share of 28.8% in December 2002 ( Bank of America Merrill Lynch, Global Wireline Matrix 2011 ) to 8.0 million broadband accesses and a market share of more than two thirds of Internet access services nationwide at the end of December 2011. In this period, broadband Internet accesses in Mexico increased an average of 57.5% in placing the country with the highest growth rates (OECD- Broadband portal) among the OECD country members. In this manner, infinitum is consolidated as the best connection due to its quality, service, price and high speed with by offering speed of 3 Mbps for 149 pesos (taxes included), placing infinitum with one of the most competitive prices in the world.

· infinitum’ s growth has been supported by t he sale of 3.2 million c omputers since 1999. This growth has been affected by some of the main broadband barriers, the lack of PC penetration in Mexican homes and low income per capita in a considerable part of the population .

· In 2012, for the twelfth consecutive year, TELMEX will continue reducing the price of our services to suppo r t Mexican families and enterprises. With this commitment, TELMEX passes to our customers the benefits of high efficiency and productivity that the company has worked to achieve in recent years.

· Across TELMEX, we continue to evolve our telecommunications platform. We are making investments to keep us at the forefront of technological development with the most reliable, efficient and secure state-of-the-art technology network available in the market, in order to offer int e grated products and services, at attractive prices and with world-class quality.

· TELMEX drives education and digital culture in the country and has benefited more than 2.8 million students, teachers and parents in cooperation with institutions and the governments of all 32 Mexican states. Among important results to highlight are 3,500 Casas, Aulas , (TELMEX Computer Halls) and Bibliotecas Digitales TELMEX (TELMEX Digital Libraries) where training in information technologies is provided, Also, Inttelmex IT provides post-graduate studies in IT, with the purpose of training specialists to lead technological change in public institutions and private companies. INTTELMEX IT is recognized by the SEP (Mexico’s Education Ministry) and endorsed by MIT. Additionally, we launched the technological platform “ Académica ” Innovación Tecnológica para la Educación Superior (Technological Innovation for Higher Education), which has entered into more than 170 agreements with higher-education institutions and has several digitized historical academic resources.

· Revenues in the fourth quarter totaled 29.143 billion pesos, an increase of 4.2 % compared with the same period of 2010, mainly due to an increase of 26.0% in data revenues, which include revenues from information technology projects that offset the 6.9% decrease from voice services.

· From October to December, adjusted EBITDA (1) totaled 11.348 billion pesos, producing a margin of 38.9%. Operating income totaled 6.934 billion pesos, with a margin of 23.8%.

· Net incom e in the fourth quarter totaled 4.085 billion pesos, 21.3% higher than in the year-earlier period. In the quarter, earnings per share were 22.6 Mexican cents, 22.2% higher than the same period of the previous year, and earnings per ADR (2) were 33.0 US cents, an increase of 10.7% compared with the fourth quarter of 2010.

· At the end of December, total debt was the equivalent of 5.136 billion dollars, 895 million dollars less than December 31, 2010. Total net debt (3) was equivalent to 5.008 billion dollars.

· Capital expenditures (Capex) were the equivalent of 588 million dollars i n the fourth quarter. Of this investment, 76.1% was used for growth and infrastructure projects in the data business, connectivity and transmission networks.

(1) Adjusted EBITDA defined as operating income plus depreciation and amortization andother expenses, net. Go to www.telmex.com inthe Investor Relations section where you canfind the reconciliation of adjusted EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Relevant Events

Tender Offer for TELMEX’s Shares

On December 19, 2011, TELMEX’s Extraordinary Shareholders Meeting approved to delist and/or cancel its American Depositary Shares (“ADSs”) from the New York Stock Exchange (NYSE), from the NASDAQ Capital Market (NASDAQ), from the Mercado de Valores Latinoamericanos en Euros in Madrid, Spain (Latibex) and from other foreign markets, as well as to terminate its American Depositary Receipt “ADR” program.

Recently, TELMEX filed Form 25 in the NYSE and NASDAQ which will soon end trading of TELMEX’s shares in those markets. On January 31, 2012 TELMEX ended trading its shares in the Mercado de Valores Latinoamericanos en Euros in Madrid, Spain (Latibex).

It is important to highlight that TELMEX shares will continue to be traded on the Bolsa Mexicana de Valores (Mexican Stock Exchange).TELMEX and América Móvil have not yet determined whether or when they will seek to delist the shares from the Mexican Stock Exchange.

Operating Results

Lines and local traffic

At December 31, 2011, TELMEX supported 14.814 million lines, a decrease of 5.0% compared with the same period of the previous year. The lines included:

– Telmex Social: 1.496 million lines concentrated in rural communities and prepaid lines, with a reduction of 465,000 prepaid lines in the last 12 months .

– Also, 689,000 public telephony lines, which have decreased in the last 12 months by 63,000.

During the fourth quarter, local calls decreased 8.9% compared with the same period of 2010, totaling 4.258 billion. The decline reflected the lower nu mb er of billed lines due to the growth in cellular telephony services and competition from other operators, as well as customers’ changing consumption profiles.

Long distance

In the fourth quarter, domestic long distance (DLD) traffic decreased 2.1% compared with the same quarter of 2010, totaling 4.350 billion minutes, mainly due to, among other factors, the decrease in termination traffic with other cellular telephony operators and less traffic because of the decrease of billed lines.

In the quarter, outgoing international long distance (ILD) traffic increased 3.3% compared with the fourth quarter of 2010, totaling 381 million minutes. Among other factors contributing to this increase was higher termination traffic from cellular operators. Incoming international long distance traffic rose 29.3% compared with the fourth quarter of 2010, totaling 2.604 billion minutes. The incoming-outgoing ratio was 6.8 times .

Interconnection

In the fourth quarter, interconnection traffic totaled 10.816 billion minutes, 2.5% higher than the same quarter of 2010, due to the 9.8% increase in interconnection traffic with long distance and cellular operators, partially offset by the 3.7% decrease in traffic related to calling party pays services.

Internet access

Regarding our high speed Internet access service infinitum, we continue promoting and, thanks to our customer’s preference, we expanded from 67,000 accesses and a market share of 28.8% in December 2002 (Bank of America Merrill Lynch, Global Wireline Matrix 2011) to 8.0 million broadband accesses and a market share of more than two thirds of Internet access services nationwide at the end of December 2011. In this period, broadband Internet accesses in Mexico increased an average of 57.5% in placing the country with the highest growth rates (OECD- Broadband portal) among the OECD country members. In this manner, infinitum is consolidated as the best connection due to its quality, service, price and high speed with by offering speed of 3 Mbps for 149 pesos (taxes included), placing infinitum with one of the most competitive prices in the world.

infinitum’ s growth has been supported by the sale of 3.2 million compute rs since 1999. This growth has been affected by some of the main broadband barriers, the lack of PC penetration in Mexican homes and low income per capita in a considerable part of the population.

Financial Results

The following financial information for 2011 and 2010 is presented in nominal pesos, according to International Financial Reporting Standards (IFRS).

Revenues: In the fourth quarter, revenues totaled 29.143 billion pesos, an increase of 4.2% compared with the same period of the previous year. Revenues related to data services, information technologies and other revenues from Tiendas TELMEX (TELMEX Stores) increased 26.0% and 16.8%, respectively. Revenues related to voice services decreased 6.9% compared with the previous year’s fourth quarter.

  Local: Local service revenues totaled 9.412 billion pesos in the quarter, a decrease of 6.0% compared with the fourth quarter of 2010, due to decreases of 6.4% in revenue per local billed call and 8.9% in local traffic volume and to the decline in billed lines.

  DLD: DLD revenues totaled 2.800 billion pesos, 6.3% lower than the fourth quarter of 2010, due to, among other factors, the 2.1% decrease in termination traffic with cellular operators and the 4.2% decrease in average revenue per minute.

  ILD: ILD revenues totaled 1.573 billion pesos in the fourth quarter, an increase of 15.7% compared with the same quarter of the previous year. Outgoing international long distance minutes totaled 745 million pesos, 2.0% higher than the fourth quarter of 2010. Contributing factors included the 1.3% decrease in average revenue per minute and the 3.3% increase in outgoing traffic. Incoming international long distance traffic revenues totaled 829 million pesos, a 31.9% increase compared with the fourth quarter of 2010, mainly due to the increase of 29.3% in incoming traffic.

  Interconnection: In the quarter, interconnection revenues decreased 18.5% to 2.951 billion pesos compared with the fourth quarter of 2010, due to the 3.7% decline in calling party pays traffic services and the decrease of 12.6% in average revenue of these services.

  Data: Revenues from data services in the fourth quarter were 10.288 billion pesos, 26.0% higher compared with the same quarter of 2010. This growth was supported by revenues related with a security project and information technologies, ongoing marketing of value-added services for the corporate market and to the increase of 8.1% in Internet access infinitum services.

  Costs and expenses: In the fourth quarter of 2011, total costs and expenses were 22.209 billion pesos, 4.8% higher than the same period of the previous year, mainly due to expenses related to the security projects and information technologies. Those costs were offset bythe reduction in the amount paid to cellular telephony companies.

  Cost of sales and services: In the fourth quarter, cost of sales and services increased 27.5% compared with the same period of 2010, totaling 10.879 billion pesos, due to higher costs related to projects for corporate customers, in particular the security project and information technologies, and to higher maintenance and operating expenses for our telecommunications services .

  Commercial, administrative and general: In the period from October to December 2011, commercial, administrative and general expenses totaled 5.571 billion pesos, 4.0% lower than the same period a year ago, because of lower charges for uncollectables .

  Interconnection: Interconnection costs were 1.345 billion pesos, a decrease of 48.1% compared with the fourth quarter of 2010 due to the 47.5% reduction in the average amount paid to cellular telephony operators for calling party pays services, mostly with related parties, and the decrease of 3.7% in calling party pays traffic.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 4.0% compared with the fourth quarter of 2010, to 4.226 billion pesos, as a result of lower amounts of investments in recent years.

Adjusted EBITDA (1) and o perating income : Adjusted EBITDA (1) totaled 11.348 billion pesos in the fourth quarter of 2011, an increase of 2.9% compared with the same period of the prior year. The adjusted EBITDA margin was 38.9%. Operating income totaled 6.934 billion pesos in the fourth quarter and the operating margin was 23.8%.

Financing cost: In the fourth quarter, financing cost produced a charge of 1.066 billion pesos. This was a result of: i) a net interest charge of 928 million pesos, 11.5% higher than the same quarter of last year, related to recognition of the market value of interest rate swaps, partially offset by debt reduction, and ii) a net exchange loss of 138 million pesos because of the fourth-quarter exchange rate depreciation of 0.557 pesos per dollar and the 2.101 billion dollars in dollar-peso hedges in effect at December 31, 2011.

Net income: In the fourth quarter, net income attributable to controlling interest was 4.085 billion pesos, 21.3% higher than the same period of the previous year. Earnings per share were 22.6 Mexican cents, 22.2% higher than the fourth quarter of 2010, and earnings per ADR (2) were 33.0 US cents, an increase of 10.7% compared with the same period of the previous year.

Investments: In the fourth quarter of 2011 , capital expenditures (Capex) were the equivalent of 588 million dollars, of which 76.1% was used for growth and infrastructure projects in the data business, connectivity and transmission networks.

Debt: Total debt at December 31, 2011, was the equivalent of 5.136 billion dollars, 895 million dollars less than in 2010. Of this total, 82.3% is long-term, 52.2% has fixed rates taking interest rate swaps into consideration, and 50.1% is in foreign currency, equivalent to 2.573 billion dollars. To minimize risks from variations in the exchange rate, at December 31, 2011, we had dollar-peso hedges for 2.101 billion dollars.

Total net debt (3) was equivalent to 5.008 billion dollars at year-end 2011, a decrease of 417 million dollars compared with year-end 2010.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting separation of the local and long distance services is presented below for the fourth quarter of 2011 and 2010.

Mexico Local Service Business
Statements of Income
[ In millions of Mexican pesos ]
					%					%
		4Q2011		4Q2010	Inc.		12 months 11		12 months 10	Inc.
Revenues
Access, rent and measured service	P.	9,348	P,	9,970	(6.2)	P,	38,257	P,	40,727	6.0
LADA interconnection		1,345		1,180	14.0		4,807		4,749	1.2
Interconnection with operators		146		339	(56.9)		883		1,491	(40.8)
Interconnection with cellular operators		2,070		2,464	(16.0)		8,400		10,059	(16.5)
Other		4,434		3,357	32.1		15,974		14,801	7.9
Total		17,343		17,310	0.2		68,321		71,827	(4.9)

Costs and expenses
Cost of sales and services		6,350		6,211	2.2		25,420		24,184	5.1
Commercial, administrative and general		3,716		4,163	(10.7)		16,450		17,374	(5.3)
Interconnection		601		1,602	(62.5)		3,420		6,483	(47.2)
Depreciation and amortization		2,210		2,311	(4.4)		9,120		9,335	(2.3)
Other expenses, net		164		160	2.5		1,086		663	63.8
Total		13,041		14,447	(9.7)		55,496		58,039	(4.4)

Operating income	P.	4,302	P,	2,863	50.3	P,	12,825	P,	13,788	(7.0)

Adjusted EBITDA (1)	P.	6,676	P,	5,334	25.2	P,	23,031	P,	23,786	(3.2)

Adjusted EBITDA margin (%)		38.5		30.8	7.7		33.7		33,1	0.6
Operating margin (%)		24.8		16.5	8.3		18.8		19,2	(0.4)

Mexico Long Distance Service Business
Statements of Income
[ In millions of Mexican pesos ]
					%					%
		4Q2011		4Q2010	Inc,		12 months 11		12 months 10	Inc.
Revenues
Domestic long distance	P.	3,200	P,	3,636	(12,0)	P,	13,715	P,	14,650	(6.4)
International long distance		1,566		1,269	23,4		5,896		5,406	9.1
Total		4,766		4,905	(2,8)		19,611		20,056	(2.2)

Costs and expenses
Cost of sales and services		1,346		1,165	15,5		4,883		4,535	7.7
Commercial, administrative and general		1,213		1,232	(1,5)		4,983		4,998	(.3)
Interconnection to the local network		1,649		1,767	(6,7)		6,559		7,203	(8.9)
Depreciation and amortization		399		421	(5,2)		1,604		1,698	(5.5)
Other expenses, net		22		23	(4,3)		149		94	58.5
Total		4,629		4,608	0,5		18,178		18,528	(1.9)

Operating income	P.	137	P,	297	(53,9)	P,	1,433	P,	1,528	(6.2)

Adjusted EBITDA (1)	P.	558	P,	741	(24,7)	P,	3,186	P,	3,320	(4.0)

Adjusted EBITDA margin (%)		11.7		15.1	(3.4)		16.2		16.6	(0.4)
Operating margin (%)		2.9		6.1	(3.2)		7.3		7.6	(0.3)

(*) Higher than 300%

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011 (AUDITED INFORMATION)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Final printing

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1. Description of the Business and Significant Events

I. Description of the Business

Teléfonos de México, S.A.B. de C.V. and its subsidiaries (collectively “the Company” or “TELMEX”) provide telecommunications services, primarily in Mexico, including domestic and international long distance and local telephone services, data services, the connection of customers with cellular networks (calling party pays), as well as the interconnection of domestic long distance carriers’ cellular telephone companies’ and local service carriers’ networks with the TELMEX local network. TELMEX also obtains revenues from the sale of telephone equipment and personal computers.

The amended Mexican government concession under which TELMEX operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. Among other significant aspects, the concession stipulates the requirements for providing telephony services and establishes the basis for regulating prices.

The prices to be charged for basic telephone services are subject to a cap determined by the Federal Telecommunications Commission (COFETEL). During the last eleven years, TELMEX management decided not to raise its prices for basic services.

TELMEX has concessions in Mexico to operate radio spectrum wave frequency bands to provide fixed wireless telephone services and to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications.

The foreign subsidiary has licenses for use of point-to-point and point-to-multipoint links in the U.S.A.

The Corporate offices of the Company are located at Parque Vía 190, Colonia Cuauhtémoc, C.P. 06599, Mexico City, Mexico and its corporate website is www.telmex.com.

On April 17, 2012, TELMEX’s Audit Committee and management authorized the issuance of these consolidated financial statements and related notes. These consolidated financial statements will be approved by the Company’s shareholders at their next meetings, as provided by Mexican Law; the Company’s shareholders have the authority to modify the financial statements.

II. Significant Events

a) Public Exchange Offers

On May 11, 2010, América Móvil, S.A.B. de C.V. (América Móvil) launched two concurrent public exchange offers to acquire the outstanding shares of Carso Global Telecom, S.A.B. de C.V. (Carso Global Telecom), which was TELMEX’s controlling shareholder, and Telmex Internacional, S.A.B de C.V.. Carso Global Telecom was the direct holder of 59.4% of the outstanding shares of TELMEX. On June 16, 2010, América Móvil completed the acquisition of 99.4% of the outstanding shares of Carso Global Telecom, by means of a first public exchange offer. As a result, América Móvil indirectly owned 59.1% of the outstanding shares of TELMEX. Upon completion of this transaction, TELMEX became a subsidiary of América Móvil.

On October 11, 2011, América Móvil launched a public tender offer to acquire the outstanding shares of TELMEX, of which it was not already the direct or indirect holder. On November 11, 2011, América Móvil concluded the public tender offer to acquire the shares, and as a result of that offer, its direct and indirect ownership of the outstanding shares of TELMEX increased to 92.99%.

b) On December 19, 2011, at the Extraordinary General Meeting, the shareholders approved to proceed to delist and/ or cancel the registry or inscription of TELMEX´s shares or American Depositary Shares (“ADSs”), from the New York Stock Exchange (“NYSE”) and the NASDAQ Capital Market (“NASDAQ”) and its L Shares from the Mercado de Valores Latinoamericano en Euros in Madrid, Spain (“Latibex”), and to terminate its American Depositary Receipt (“ADRs”) programs. On January 31, 2012, TELMEX filed Form 25 with the U.S. Securities and Exchange Commission, after which TELMEX’s ADSs ended trading on the NYSE and NASDAQ. On the same date, TELMEX ended trading its L shares on Latibex. However, TELMEX shares will continue to be traded on the Bolsa Mexicana de Valores (Mexican Stock Exchange). On April 3, 2012, TELMEX called for an Extraordinary Shareholders’ Meeting to be held on April 25, 2012, to discuss the approval, as applicable, of the deregistration of the Company’s securities from the National Securities Registry (Registro Nacional de Valores) and the delisting from the Mexican Stock Exchange.

2. Adoption of International Financial Reporting Standards (IFRS)

The Company, with the respective authorization of its Board of Directors, Audit Committee, the Mexican Stock Exchange and the Mexican National Banking and Securities Commission, decided to adopt IFRS as issued by the International Accounting Standards Board (“IASB”) as of December 31, 2011, using a transition date as of January 1, 2010. As a result, the accompanying financial statements and the notes thereto have been prepared in accordance with IFRS.

The Company’s 2010 annual financial statements were prepared in conformity with Mexican Financial Reporting Standards (Mexican FRS). Mexican FRS differ in some aspects with IFRS. In the following paragraphs the effects of IFRS adoption on the financial statements previously issued under Mexican FRS are explained. Also, the reconciliations of the statements of financial position as of January 1, 2010 and December 31, 2010, as well as, the reconciliation of the statement of income for the year ended December 2010, which were previously prepared under Mexican FRS and modified in accordance with IFRS since the transition date, are included.

The financial statement transition has been carried out with the application of IFRS 1 “First time adoption of International Financial Reporting Standards”. This standard provides mandatory exceptions which prohibit the retroactive adoption of IFRS in some areas, particularly those in which retroactive adoption requires management professional judgment on past conditions after the transactions endings were already known.

The Company is a consolidated subsidiary of América Móvil. América Móvil adopted IFRS on December 31, 2010, with a transition date to IFRS of January 1, 2009. The Company is carrying forward in these financial statements, the IFRS adoption amounts of its assets and liabilities which were included in its América Móvil’s consolidated statement of financial position at their date of transition to IFRS, as permitted under IFRS 1.

TELMEX is applying the mandatory exceptions established in IFRS 1 for the retroactive application of other standards as of the transition date. Those IFRS are related to the following concepts:

1. Determination of estimates

2. Derecognition of financial assets and liabilities

3. Hedge accounting

4. Non-controlling interest

5. Classification and measurements of financial assets

IFRS 1 also establishes optional exemptions to not retrospectively apply IFRS, in specific areas where the costs of complying with this requirement may exceed the benefits to be gained by users of the financial statements.

The Company is applying the following optional exemptions:

a) Deemed cost

In accordance with IFRS 1, an entity may elect to measure an item of property, plant and equipment at the date of transition to IFRS at its fair value and use that fair value as its deemed cost at that date.

A first-time adopter may elect to use a previous GAAP revaluation of an item of property, plant and equipment at, or before, the date of transition to IFRS as deemed cost at the date of the revaluation, if the revaluation was, at the date of the revaluation, broadly comparable to:

(a) Fair value; or

(b) Cost or depreciated cost in accordance with IFRS, adjusted to reflect, for example, changes in a general or specific price index.

TELMEX decided to use the revalued cost of property, plant and equipment at January 1, 2009, determined in accordance with Mexican FRS, which includes the inflation effects through December 31, 2007, as their deemed cost for purposes of its América Móvil’s consolidated statement of financial position. Those deemed cost values, along with 2009 acquisitions, disposals and depreciation have been carried forward as the carrying value of property, plant and equipment at TELMEX’s January 1, 2010 transition date to IFRS.

b) Employee benefits

Cumulative actuarial losses

According to IAS 19, “Employee Benefits”, an entity may elect to use a corridor approach that leaves some actuarial gains and losses unrecognized. Retrospective application of this approach requires an entity to split the cumulative actuarial gains and losses from the inception of the plan until the date of transition to IFRS into a recognized portion and an unrecognized portion.

However, a first-time adopter may elect to recognize all cumulative actuarial gains and losses at the date of transition to IFRS, even if it uses the corridor approach for later actuarial gains and losses.

TELMEX decided to apply retrospectively the “corridor approach”, therefore, the recognition of the actuarial losses and gains has been deferred. The decrease in the net projected asset of P.1,216,055 at the transition date relates to the differences in the valuation of employee benefits between Mexican FRS and IFRS for the use of nominal rates for IFRS purposes instead of real rates as required for Mexican FRS purposes until December31, 2007.

Deferred employee profit sharing

Mexican FRS D-3, “Employee Benefits”, requires the recognition of deferred employee profit sharing in the financial statements. IFRS do not provide specific guidelines for recognizing deferred employee profit sharing, therefore, the liability for deferred employee profit sharing of P. 3,954,136, was not recognized for IFRS purposes at the transition date.

Termination benefits

Mexican FRS D-3 requires the recognition of an actuarial provision for the termination benefits of the employment relationship for other reasons than a restructuring, while IFRS does not consider this situation. Accordingly, TELMEX reversed the liability of P.159,377 for termination benefits at the transition date.

c) Recognition of the effects of inflation on financial information

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires the recognition of the inflation effects in the financial information when the entity operates in a hyperinflationary economic environment; one of the characteristics of a hyperinflationary economic environment is when the cumulative inflation rate in the prior three years is equal to or exceeds 100%.

The last three-year period in which Mexico ceased to be a hyperinflationary economic was in the period from 1996 to 1998. Therefore, the Company eliminated the effects of inflation from its non-monetary assets and liabilities, as well as from capital stock and legal reserve, recognized under Mexican FRS from January 1, 1999 through December 31, 2007.

d) Cumulative effects of translation of foreign entities

In accordance with IFRS1, a first-time adopter need not comply with IAS 21, “The Effects of Changes in Foreign Exchange Rates”. TELMEX applied this exemption. Therefore, the cumulative translation effect from foreign entities determined in conformity with Mexican FRS was deemed to be zero at the date of transition. Such amount recorded under Mexican FRS was P.134,550, net of deferred tax, at that date.

e) Credit risk of the Company and counterparty

IAS 39, “Financial Instruments: Recognition and Measurement”, requires the consideration of credit risk in determining the fair value of financial instruments. Credit risk is the risk that the counterparty will not meet its contractual obligations. For the transition to IFRS, TELMEX adjusted the fair value of the asset and liability position of the derivative financial instruments considering the credit risk of the counterparty.

Therefore, the fair value of the asset and liability position of the derivative financial instruments is presented net of the adjustment of the credit risk valuation, which includes both TELMEX’s own risk and the risk that comes from counterparties to the derivative financial instruments contracted. The credit risk amount at the date of transition was P.137,027.

f) Deferred taxes

As a result of the exceptions applied as well as the differences previously described, there were modifications in the accounting values of certain assets and liabilities. As a consequence, the deferred taxes were recalculated in accordance with IAS 12, “Income Taxes”, resulting in an increase of P.661,039 in the deferred tax liability at the IFRS transition date.

g) Statement of cash flows

The transition from Mexican FRS to IFRS did not have a material impact on the statement of cash flows.

h) Other

The transition from Mexican FRS to IFRS did not have a material impact on the other comprehensive income items.

Reconciliation of consolidated statements of financial position at January 1, 2010 (date of transition to IFRS) and at December 31, 2010

	Note 2	Amounts under Mexican FRS	Transition adjustmets to IFRS	Amounts under IFRS	Amounts under Mexican FRS	Transition adjustments to IFRS	Amounts under IFRS
		as of January 1, 2010 (transition date)			as of December 31, 2010
Assets
Current Assets:
Cash and cash equivalents		P. 14,379,768		P. 14,379,768	P. 7,493,465		P. 7,493,465
Accounts receivable, net		20,425,556		20,425,556	17,118,359		17,118,359
Derivative financial instruments	e	12,225,550	P. (137,113)	12,088,437	6,957,018	P. (261,119)	6,695,899
Inventories, net		1,448,102		1448102	1,783,579		1,783,579
Prepaid expenses and other current assets	c	3,303,275	4,661	3,307,936	3,121,994	15858	3,137,852
Total current assets		51,782,251	(132,452)	51,649,799	36,474,415	(245,261)	36,229,154

Property, plant and equipment , net		106,047,642		106,047,642	99,421,332		99,421,332
Licenses and trademarks, net	c	918,341	(178,938)	739,403	1,307,517	(157,274)	1,150,243
Equity investments	c	1,775,380	(33,430)	1,741,950	1,392,042	(2,623)	1,389,419
Net projected asset	b	16,430,857	(1,216,055)	15,214,802	17,342,200	(1,051,832)	16,290,368
Goodwill					103,289		103,289
Other assets , net	c	1,442,330	(34,268)	1,408,062	1,183,363	(26,016)	1,157,347
Total assets		P. 178,396,801	P. (1,595,143)	P. 176,801,658	P. 157,224,158	P. (1,483,006)	P. 155,741,152

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long- term debt		P. 19,768,894		P. 19,768,894	P. 11,951,532		P. 11,951,532
Accounts payable and accrued liabilities		13,396,702		13,396,702	15,285,542		15,285,542
Derivative financial instruments	e	848,910	P. (86)	848,824	1,561,294	P. (14,240)	1,547,054
Taxes payable		2,211,626		2,211,626	2,443,268		2,443,268
Deferred revenues	c	1,104,175	(4,123)	1,100,052	917,377	(1,285)	916,092
Total current liabilities		37,330,307	(4,209)	37,326,098	32,159,013	(15,525)	32,143,488

Long-term debt		83,105,454		83,105,454	62,569,413		62,569,413
Employee benefits	b	4,113,513	(4,113,513)		3,516,686	(3,516,686)
Deferred taxes	f	15,060,058	661,039	15,721,097	14,132,763	508,636	14,641,399
Deferred revenues	c	466,696	(8,896)	457,800	622,351	(10,478)	611,873
Total liabilities		140,076,028	(3,465,579)	136,610,449	113,000,226	(3,034,053)	109,966,173

Equity:
Capital stock	c	9,020,300	(3,546,485)	5,473,815	9,008,985	(3,541,950)	5,467,035
Retained earnings :
Prior years	c	28,375,768	(785,749)	27,590,019	19,135,353	(790,285)	18,345,068
Initial IFRS adoption effect			6,352,085	6,352,085		6,352,085	6,352,085
Current year					15,384,162	(195,609)	15,188,553
		28,375,768	5,566,336	33,942,104	34,519,515	5,366,191	39,885,706
Accumulated other comprehensive income items	b, d, e	883,225	(150,025)	733,200	386,109	(273,228)	112,881
Equity attributable to equity holders of the parent		38,279,293	1,869,826	40,149,119	43,914,609	1,551,013	45,465,622
Non-controlling interest		41,480	610	42,090	309,323	34	309,357
Total equity		38,320,773	1,870,436	40,191,209	44,223,932	1,551,047	45,774,979
Total liabilities and equity		P. 178,396,801	P. (1,595,143)	P. 176,801,658	P. 157,224,158	P. (1,483,006)	P. 155,741,152

Reconciliation of consolidated statement of income for the year ended December 31, 2010

	Note 2	Amounts under Mexican FRS	Transition adjustments to IFRS	Amounts under IFRS
		for the year ended on December 31, 2010
Operating revenues:
Local service		P. 41,006,772		P. 41,006,772
Long distance service:
Domestic		12,264,837		12,264,837
International		5,646,278		5,646,278
Interconnection		15,022,721		15,022,721
Data	c	32,878,968	(1,257)	32,877,711
Others		6,743,789		6,743,789
		113,563,365	(1,257)	113,562,108
Operating costs and expenses:
Cost of sales and services	b, c	34,710,580	(131,040)	34,579,540
Commercial, administrative and general expenses	b, c	22,351,181	(54,380)	22,296,801
Interconnection		10,561,053		10,561,053
Depreciation and amortization	c	17,523,330	(22,959)	17,500,371
Other expenses, net.	b		565,366	565,366
		85,146,144	356,987	85,503,131
Operating profit		28,417,221	(358,244)	28,058,977

Others expenses, net	b	78,337	(78,337)

Financing cost:
Interest income		(583,761)		(583,761)
Interest expense	c	5,733,627	(1,400)	5,732,227
Exchange gain, net		(394,470)		(394,470)
		4,755,396	(1,400)	4,753,996

Equity interest in net profit of associated companies		195,910		195,910

Profit before income tax		23,779,398	(278,507)	23,500,891
Income tax	f	8,407,940	(82,895)	8,325,045
Net profit		P. 15,371,458	(195,612)	P. 15,175,846

Net profit attributable to:
Equity holders of the parent		P. 15,384,162	(195,609)	P. 15,188,553
Non-controlling interest		(12,704)	(3)	(12,707)
		P. 15,371,458	(195,612)	P. 15,175,846

3. Significant Accounting Policies and Practices

The principal accounting policies and practices followed by the Company in the preparation of these consolidated financial statements, in conformity with IFRS, are described below:

a) Basis of preparation

The accompanying financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) (hereafter referred to as IFRS), in force at December 31, 2011, and are the first consolidated financial statements prepared by the Company under IFRS.

The preparation of these financial statements under IFRS requires the use of critical estimates and assumptions that affect the amounts reported for certain assets and liabilities, as well as certain income and expenses. It also requires that management exercise judgment in the application of the Company’s accounting policies.

The Mexican peso is the functional currency and reporting currency of these financial statements.

The consolidated financial statements as of December 31, 2010, which were previously prepared in accordance with the Mexican FRS, have been modified in accordance with IFRS since the transition date.

b) Consolidation and basis of translation of financial statements of foreign subsidiaries

i) Consolidation and equity method

The consolidated financial statements include the accounts of Teléfonos de México, S.A.B. de C.V and those of the subsidiaries over which the Company exercises control. All of the companies operate in the telecommunications field or provide services to companies relating to this activity.

Subsidiaries are fully consolidated from the acquisition date, which is the date when TELMEX obtains control, and continue to be consolidated until the date when TELMEX no longer has such control. The financial statements of the subsidiaries are prepared for the same reporting period as TELMEX, using consistent accounting policies.

All intercompany balances and transactions have been eliminated in the consolidated financial statements.

Non-controlling interest refers to certain subsidiaries in which the Company does not hold 100% of the shares. Non-controlling interest is presented as a separate caption of equity in the consolidated statements of financial position, and in the consolidated statements of income and statements of comprehensive income.

The investments in associated companies in which the Company exercises significant influence are accounted for using the equity method, whereby TELMEX recognizes its share in the net income and equity of the associates (Note 8).

The results of operations of the subsidiaries and associates were incorporated in the Company’s consolidated financial statements as of the month following their acquisition.

TELMEX’s equity interest in its principal subsidiaries and associated companies is as follows:

Company		Equity interest at
	Country	December 31		January 1, 2010
		2011	2010
Subsidiaries:
Integración de Servicios TMX, S.A. de C.V.	Mexico	100%	100%	100%
Alquiladora de Casas, S.A. de C.V.	Mexico	100%	100%	100%
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100%	100%	100%
Consorcio Red Uno, S.A. de C.V.	Mexico	100%	100%	100%
Teléfonos del Noroeste, S.A. de C.V.	Mexico	100%	100%	100%
Uninet, S.A. de C.V.	Mexico	100%	100%	100%
Telmex USA, L.L.C.	U.S.A.	100%	100%	100%
Associated companies:
Grupo Telvista, S.A. de C.V.	Mexico	45%	45%	45%
2Wire, Inc.	U.S.A.			13%

ii) Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries are consolidated after they are converted to IFRS in the functional currency, and then converted to the reporting currency. The assets and liabilities in the financial statements of subsidiaries were translated to Mexican pesos at the prevailing exchange rate at the end of the year, equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Revenues, costs and expenses were translated at the historical exchange rate. Translation differences are recorded in equity in the caption “Effect of translation of foreign entities”, under “Accumulated other comprehensive income items”.

c) Revenue recognition

Revenues are recognized at the time services are rendered. Local service revenues are related to new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges for prepayment plans, based on the number of minutes.

Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card. Revenues from the sale of equipment are recorded when the product is delivered to the customer

Revenues from domestic and international long distance telephone services are determined on the basis of the duration of the calls and the type of service used, which are billed monthly based on the authorized prices. International long distance and interconnection service revenues also include the revenues earned under agreements with foreign carriers for the use of the Company’s facilities in interconnecting international calls. These services are regulated by agreements with these operators, in which the prices to be paid are defined.

Data revenues include revenues from services related to data transmission through private and managed networks and revenues from Internet access.

d) Use of estimates

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates. TELMEX based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of TELMEX. Such changes are reflected in the estimates and assumptions and the related effect in the financial statements when they occur.

These estimates refere principally to the following:

  Estimate for useful lives of property, plant and equipment.

  Liability and assets for pension and seniority premium benefits due to employees.

  Allowance for doubtful accounts receivable.

  Impairment in the value of long-lived assets, intangibles and goodwill.

  Fair value of derivative financial instruments.

e) Financial assets and liabilities

Financial assets and liabilities within the scope of IAS 39 generally include investments in financial instruments, debt and equity instruments, accounts receivable and other accounts receivable, loans and financing, accounts payable and accrued liabilities and derivative financial instruments.

Financial assets and liabilities are initially recognized at fair value, plus directly attributable transactions costs, except for those designated upon initial recognition at fair value through profit or loss.

The subsequent measurement of financial assets and liabilities depends on how they are classified as either financial assets and liabilities measured at fair value, financial assets and liabilities held to maturity and available for sale, loans and accounts receivable.

The financial assets of TELMEX include cash and cash equivalents, trade accounts receivable and other accounts receivable, listed and unlisted financial instruments and derivative financial instruments.

Financial liabilities are classified into the following categories based on the nature of the financial instruments contracted or issued: financial liabilities measured at fair value and financial liabilities measured at their amortized cost.

The Company’s financial liabilities include accounts payable to suppliers, deferred revenues, other accounts payable, loans and derivative financial instruments. Derivative financial instruments are recognized at fair value and short-and long-term debt, as well as accounts payable, are accounted for as financial liabilities measured at their amortized cost.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position if, and only if (i) there is currently a legally enforceable right to compensate the recognized amounts, and (ii) there is the intention to either settle them on a net basis, or to realize the assets and settle the liabilities simultaneously.

Financial instruments fair value

At each financial statement reporting date, the fair value of financial instruments traded in active markets is determined based on market prices, or prices quoted by financial intermediaries (purchase price for asset positions and sales price for liability positions), without any deduction for transaction costs.

For financial instruments that are not traded in an active market, the fair value is determined using generally accepted valuation techniques. Such techniques may include using recent arm’s length market transactions, references to the current fair value of another financial instrument that is substantially similar, a discounted cash flow analysis or other valuation models.

Fair values are determined based on the following hierarchy:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2. Variables other than quoted prices in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) and;

Level 3. Variables used for the asset or liability that are not based on any observable market data (non-observable variables).

Note 13 provide an analysis of the fair values of the Company’s financial instruments.

f) Cash and cash equivalents

Cash at banks earn interest at floating rates based on daily bank deposit rates. Cash equivalents are represented by short-term deposits made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates. Such investments are stated at acquisition cost plus accrued interest, which is similar to their market value.

g) Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Company’s historical experience, past due balances and economics trends, as well as the evaluation of accounts receivable in litigation seeking recovery. The allowance for doubtful accounts primarily covers the balances of accounts receivable greater than 90 days old.

The risk of uncollectibilitty from related parties receivables is evaluated annually based on an examination of each related party’s financial situation and the markets in which they operate.

h) Derivative financial instruments and hedging activities.

The Company is exposed to interest rate and foreign currency risks, which are mitigated through a controlled risk management program that includes the use of derivative financial instruments. The Company uses primarily cross-currency swaps and when necessary foreign currency forwards to offset the short-term risk of exchange rate fluctuations. In order to reduce the risks due to fluctuations in interest rates, the Company utilizes interest-rate swaps, through which it either pays or receives the difference between the net cash amount resulting from paying or receiving a fixed interest rate, and from receiving or paying a variable interest rate, on notional amounts denominated in Mexican pesos or U.S. dollars. Most of these derivative financial instruments qualify and have been designated as cash flow hedges.

The Company’s policy includes: (i) formal documentation of all hedging relationships between the hedging instruments and the hedged positions; (ii) the objectives of risk management, and (iii) the strategy for conducting hedging transactions. This process takes into account the relationship between the cash flows of the derivatives with the cash flows of the corresponding Company’s assets and liabilities recognized in the statement of financial position.

The effectiveness of the Company’s derivatives used for hedging purposes is evaluated prior to their designation as hedges, as well as during the hedging period, which is performed at least quarterly based on recognized statistical techniques. Whenever it is determined that a derivative is not highly effective as a hedge or that the derivative ceases to be a highly effective hedge, the Company ceases to apply hedge accounting for the derivative on a prospective basis. For the years ended December 31, 2011 and 2010, there were no gains or losses recognized due to changes in the accounting treatment of hedges.

Derivative financial instruments are recognized in the statement of financial position at their fair values, which are obtained from the financial institutions with which the Company has entered into the related agreements. The Company’s policy is to verify such fair values against valuations provided by an independent valuation agent contracted by the Company. The effective portion of the cash flow hedge’s gain or loss is in equity under the caption “Accumulated other comprehensive income items”, while the ineffective portion is recognized in current year earnings. Changes in the fair value of derivatives that do not qualify as hedging instruments are recognized immediately in earnings.

The change in fair value recognized in earnings related to derivatives that are accounted for as hedges is presented in the same income statement caption as the gain or loss on valuation of the primary position.

i) Inventories

Inventories are valued using the average cost method. The balance of inventories presented in the statement of financial position does not exceed their net realizable value.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

The estimate of the net realizable value of inventories is determined based on their age and turnover.

j) Property, plant and equipment

Property, plant and equipment at the transition date to IFRS are recorded as discussed above. Property, plant and equipment acquired after the transition date are recorded at acquisition cost. Amounts are recorded net of accumulated depreciation less any impairment losses. The acquisition cost includes, in addition to the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Depreciation is computed using the straight line method, based on the estimated useful lives of the related assets, beginning the month after they become available for use. Land is not depreciated (Note 6c).

The asset’s residual values, useful lives and depreciation methods are reviewed at each financial year end and adjusted prospectively, if appropriate.

For the years ended December 31, 2011 and 2010, the Company did not capitalize any financing costs since it did not have significant qualifying assets with prolonged acquisition periods.

Inventories for the operation of the telephone plant are valued based on the average cost method.

The net book value of any component of property, plant and equipment or any other significant item is removed from the balance sheet at the time of the asset’s disposition or when no future economic benefits are expected from its use or sale. Any gains or losses on the disposition of property, plant and equipment represent the difference between net proceeds of the disposition, if any, and the net book value of the item at the time of disposition. These gains or losses are recognized in earnings upon disposition.

The carrying value of property, plant and equipment is reviewed whenever there are indicators of impairment in such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows), is less than the asset’s net carrying value, the difference is recognized as an impairment loss. For the years ended December 31, 2011 and 2010, there were no indicators of impairment in these long-lived assets.

k) Leases

When the risks and benefits inherent to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rent expense is charged to results of operations when incurred.

Property and equipment lease agreements are recognized as capital leases if (i) the ownership of the leased asset is transferred to the lessee upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable ; (iii) the term of the lease is substantially the same as the remaining useful life of the leased asset; or (iv) the present value of minimum lease payments is substantially the same as the market value of the leased asset, net of any future benefit or residual value.

l) Licenses and trademarks

TELMEX records licenses at acquisition cost. The amortization period is based on the terms of the licenses, which range from 5 to 20 years. Trademarks are recorded at their estimated fair favlue at the date of acquisition, as determined by independent appraisers, and are amortized using the straight-line method over a 16-year period (Note 7).

m) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at fair value at the acquisition date and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquirer’s identifiable net assets. Acquisition-related costs incurred are expensed and included in administrative expenses.

The subsequent acquisition of non-controlling interest is considered a transaction between entities under common control and any difference between the purchase price and the carrying value of net assets acquired is recognized as an equity transaction.

Goodwill is initially measured as the excess of the acquisition price and the amount recognized for non-controlling interest, as measured at their fair value, over the net identifiable assets acquired and liabilities assumed.

n) Impairment in the value of long-lived assets

The Company has a policy in place for evaluating the existence of indicators of impairment in the carrying value of long-lived assets, including goodwill and intangibles. When there are such indicators, or in the case of assets whose nature requires an annual impairment analysis, the recovery value of the asset is estimated, which is the greater of its fair value, less any disposal costs, and its value in use. Value in use is determined by discounting estimated future cash flows, applying a discount rate after tax that reflect the time value of money and taking into consideration the specific risks associated with the asset. When the recovery value of an asset is below its net book value, impairment is considered to exist. In this case, the book value of the asset is reduced to the asset’s recovery value, recognizing the loss in results of operations for the respective period. Depreciation and/or amortization expense of future periods is adjusted based on the new accounting value determined for the asset over the asset’s remaining useful life. Impairment is analyzed for each asset individually, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets (cash generating units).

In the estimation of impairment,the Company uses strategic plans, in which for periods longer than a year, projections are used based on such strategic plans applying a constant or decreasing expected growth rate.

The premises used to make the financial forecasts were the following:

• Current subscribers and expected growth.

• Market situation and penetration expectations

• Investments in maintenance of the current assets

• Market consolidation and synergies

Weighted average cost of capital (WACC) and market participants

To determine the discount rate, the Company uses WACC. For the variables used in its estimation, the Company utilized public information at the date closest to the financial statement reporting date.

The estimated discount rate used for the impairment tests conducted pursuant to IAS 36, considers the evaluation of market participant assumptions, considering their similarity to the Company’s businesses.

o) Accrued liabilities

Accrued liabilities are recognized whenever (i) the Company has current obligations (legal or constructive) resulting from a past event, (ii) when it is probable the obligation will give rise to a future outflow of economic resources for its settlement and (iii) the amount of the obligation can be reliably estimated.

When the effect of the time value of money is significant, the amount of the liability is determined as the present value of the expected disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects current market conditions at the statement of financial position date and, where appropriate, the risks specific to the liability. When discounting is used, an increase in the liability is recognized as an interest expense.

Contingent liabilities are recognized only when it is probable they will give rise to a future outflow of economic resources for their settlement. Also, commitments are only recognized when they will generate a loss.

p) Employee benefits

The cost of pension benefits and seniority premiums are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries using the projected unit-credit method (Note 12).

Actuarial (losses) gains are being amortized over a period of 11 years, which is the estimated average remaining working lifetime of Company employees.

q) Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated monetary assets and liabilities are valued at the prevailing exchange rate at the statement of financial position date. Exchange differences from the transaction date to the time foreign currency denominated monetary assets and liabilities are settled, as well as those arising from the translation of foreign currency denominated balances at the statement of financial position date, are charged or credited to results of operations.

r) Taxes on profits

Current and deferred income taxes are recorded as an income or expense in the statement of income, except to the extent that the tax arises from a transaction or event which is recognized, in the same or a different period, outside profit or loss, either in other comprehensive income or in equity.

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Deferred income tax

Deferred income taxes are recognized using the asset and liability method. Under this method, deferred income taxes are recognized on all differences between the financial reporting and tax values of assets and liabilities, applying the enacted income tax rate effective as of the statement of financial position date, or the enacted rates at that date that will be in effect when the deferred tax assets and liabilities are expected to be recovered or settled.

The Company periodically evaluates the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized.

s) Statement of income presentation

Costs and expenses shown in the Company’s statement of income are presented based on a combination of their nature and function, in accordance with industry practice since such classification allows for an appropriate evaluation of operating profit.

The “Operating profit” caption is shown in the statement of income since it is an important indicator used for evaluating the Company's operating results.

The “Other expenses, net” caption includes employee profit sharing for the current period of P.1,693,372 (P.1,998,105 in 2010).

t) Statement of cash flows

The statement of cash flows shows the entity’s cash inflows and outflows during the period. Also, the statement of cash flows begins with profit before income tax, followed by cash flows from operating activities, then cash flows from investing activities and finally cash flows from financing activities.

The statement of cash flows for the years ended December 31, 2011 and 2010 were prepared using the indirect method.

u) Earnings per share

Earnings per share are determined by dividing net income attributable to equity holders of the parent by the weighted-average number of shares outstanding during the year. In determining the weighted-average number of shares outstanding during the year, shares acquired by the Company have been excluded.

v) Concentration of risk

The main financial instruments used by the Company for financing purposes are bonds, domestic senior notes, bank loans, derivative financial instruments and accounts payable. The Company holds several financial assets, such as cash and cash equivalents, accounts receivable and prepaid expenses that come directly from its operations.

The main risks associated with the Company’s financial instruments are cash flow risk, liquidity risk, market risk and credit risk. The Company uses sensitivity analyses to measure the potential losses based on a theoretical increase of 100 basis points in interest rates and a 10% fluctuation in the relevant exchange rates. The Board of Directors approves the policies submitted by management to manage these risks.

Credit risk represents the potential loss from the failure of counterparties to completely comply with their contractual obligations. The Company is also exposed to market risks related to fluctuations in interest rates and exchange rates. In order to reduce the risks related to fluctuations in interest rates and exchange rates, the Company uses derivative financial instruments as hedges against its debt obligations.

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents; trade accounts receivable, debt and derivative financial instruments. Pension fund assets are subject to market risk. The Company’s policy is designed to not restrict its exposure to any one financial institution; therefore, the Company’s financial instruments are maintained in different financial institutions.

The credit risk in accounts receivable is diversified because the Company has a broad customer base. The Company continuously evaluates the credit conditions of its customers and does not require collateral to guarantee collection of its accounts receivable. In the event the collection of accounts receivable deteriorates significantly, the Company’s results of operations could be adversely affected.

A portion of the Company’s cash surplus is invested in term deposits with financial institutions with high credit scores.

Sensitivity analysis

Exchange rates

The potential loss in the Company’s financial instruments at December31, 2011 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates, in which the foreign currency debt is denominated, would have been P.675,204.Such a change in currency exchange rates would also have resulted in additional interest expense of P. 17,274 per year. The sensitivity analysis assumes an unfavorable change in the exchange rate, a fair value estimate of financial instruments and no change in the principal amount of such indebtedness.The sensitivity analysis includes the derivative financial instruments contracted as of December 31, 2011.

Interest rates

The potential loss in the Company’s financial instruments at December31, 2011 that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to such financial instruments would have been P.1,427,380. This effect would be fully attributable to the impact of the interest rate change on fixed-rate financial assets and liabilities. Additionally, it would have resulted in additional interest expense of P.381,411 per year.The sensitivity analysis assumes an unfavorable change in the interest rates applicable to each homogeneous category of financial assets and liabilities, a fair value estimate of financial instruments and no change in the principal amount of such indebtedness. The sensitivity analysis includes the derivative financial instruments contracted as of December 31, 2011. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category. As a result, this interest rate risk sensitivity analysis may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable.

w) Segments

Segment information is presented based on information used by the Company in its decision-making processes (Note 18).

Local and long distance segment information differs from the information presented in the consolidated financial statements due to:

  Segment information only includes those companies that are directly involved in rendering local and long distance telephone services in Mexico.

  Local service includes: revenues from basic rent, measu red service, installation charges, equipment sales and interconnection.

  Long distance service includes: revenues from basic services of domestic and international long distance services; it does not include revenues from rural and public telephony and data services.

  The services being disclosed include the corresponding attributes for interconnection, billing, collections, and co-location and leased lines.

  Interconnection with cellular operators includes revenues from calling party pays service.

x) New accounting pronouncements

The IFRS improvements and modifications as well as the interpretations that have been published in 2011 are as follows. At the financial statements’ date, these standards have not become effective, and the Company has not early adopted them.

	New Standards	Mandatory application Date
IFRS 9	Financial Instruments: Classification and Measurement	January 1, 2015
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013

IFRS 9 “Financial Instruments”

The standard introduces new requirements for the classification and measurement of financial assets, permitting early adoption. It requires that all the financial assets be classified on the basis of the business model for the financial assets management and the characteristics of the contractual cash flows of the financial assets. Under this standard, the financial assets are measured either at amortized cost or fair value. Only the financial assets classified as measured at amortized cost should be tested for impairment. Its application is effective beginning January 1, 2015, with early adoption allowed.

IFRS 10 “Consolidated Financial Statements”

This statement replaces the section of IAS 27 “Consolidated and separate financial statements” which refers to accounting for consolidated financial statements. It also includes matters included in SIC 12 “Consolidation-Special purpose entities”. IFRS 10 establishes a sole model of control that applies to all entities (including special purpose entities or structured entities). The changes in IFRS 10 will require the Company’s management apply professional judgment when determining which entity is controlled and must be consolidated, as compared to the requirements of IAS 27.

IFRS 11 “Joint Arrangements”

IAS 31 “Interests in Joint Ventures” and SIC 13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers” are replaced by IFRS 11 “Joint Arrangements”. IFRS 11 used some of the terminology that was used in IAS 31, but with different meanings. While IAS 31 identifies three forms of joint ventures, IFRS 11 has only two forms of joint arrangements (joint venture and joint operation) when joint control exits. Because IFRS 11 uses the control principle in IFRS 10 to identify control, the determination if there is joint control may change. Also IFRS 11 removes the option to account for jointly-controlled entities using proportionate consolidation. Instead, those jointly-controlled entities must be accounted for using the equity method. For joint operations, those including jointly-controlled assets, start-up joint operations and start-up jointly-controlled entities, an entity must recognize its share of assets, liabilities, revenues and expenses in accordance with the applicable IFRS.

IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 includes all the disclosures that were in IAS 27 related to consolidation, as well as the disclousres previously included in IAS 31 and IAS 28. These disclosures refer to the participation in related entities, joint arrangements, associated companies and structured entities. New disclosures are also required.

IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a sole-source guide about fair value measurement, when such is required or allowed by IFRS. It does not change when an entity must use fair value. The standard changes the fair value definition to the price that could be received when an asset is sold, or the price that could be paid to settle a liability, in a normal transaction between market participants at the valuation date (exit price). In addition, IFRS 13 requires new disclosures.

The Company is still evaluating the impact that the aforementioned IFRS may have on the consolidated financial statements.

Improvement and modifications to existing IFRS are as follows:

	Improvements and modifications	Mandatory application date
IAS 1	Presentation of Financial Statements	July 1, 2012
IAS 19	Employee Benefits	January 1, 2013

IAS 1 “Presentation of Financial Statements”

The IAS 1 modifications are related to the presentation of “other comprehensive income”, giving the option to present the statement of income and the statement of comprehensive income in a sole financial statement or as separate financial statements. It also changes paragraphs related with information that has to be presented in the statement of income and in other comprehensive income. These changes implicate modifications in other standards that are affected by this improvement. These changes are mandatory beginning on July 1, 2012. Early adoption is allowed, in which case, such must be disclosed.

IAS 19 “Employee Benefits”

On June 16, 2011, the IASB published modifications to IAS 19, “Employee Benefits”, which changes the accounting for defined benefit plans and termination benefits. The modifications require the recognition of the changes in the defined benefit obligation and plan assets when they occur, eliminating the corridor approach and accelerating the recognition of past service costs. Changes in the defined benefit obligation and plan assets are divided in three components: service cost, net interest of net (assets) liabilities of defined benefits and remeasurements of the net (assets) liabilities for defined benefits. The net interest is calculated using a rate of return for high quality corporate bonds, which may be less than the current rate used to calculate the expected return on the plan assets, resulting in a decrease to the profit for the current period. The modifications are effective beginning January 1, 2013, with early adoption allowed. Also retrospective application is required with certain exceptions.

The Company is still evaluating the impact that the aforementioned IFRS may have on the consolidated financial statements. However,the Company expectstheamended guidance, upon adoption, to result in the recognition of unamortizedactuariallosses,describedin Note 12, in “Accumulated other comprehensive income items” in equity.

4. Cash and Cash Equivalents

An analysis of cash and cash equivalents at December 31, 2011 and 2010 and at January 1, 2010 is as follows:

	December 31,		January 1,
	2011	2010	2010
Cash and bank accounts	P. 1,018,210	P. 817,630	P. 1,010,973
Cash equivalents	776,794	6,675,835	13,368,795
Total	P. 1,795,004	P. 7,493,465	P. 14,379,768

5. Accounts Receivable

  a) An analysis of accounts receivable at December 31, 2011 and 2010 and at January 1, 2010 is as follows:

	December 31,		January 1,
	2011	2010	2010
Customers	P. 21,712,314	P. 19,947,405	P. 19,798,942
Recoverable taxes	3,727,276	623,876	2,728,510
Related parties (Note 15)	684,405	892,786	894,535
Net settlement receivables	207,116	181,856	417,152
Other	1,204,706	1,037,916	895,298
	27,535,817	22,683,839	24,734,437
Less:
Allowance for doubtful accounts	5,507,753	5,565,480	4,308,881
Total	P. 22,028,064	P. 17,118,359	P. 20,425,556

  b) For the years ended December 31, 2011 and 2010, the changes in the allowance for doubtful accounts is as follows:

	December 31,
	2011	2010
Beginning balance at January 1	P. 5,565,480	P. 4,308,881
Increase charged to expenses	1,887,839	2,748,738
Write-offs	(1,945,566)	(1,492,139)
Ending balance at December 31	P. 5,507,753	P. 5,565,480

  c) The following table shows a breakdown of accounts receivable based on their age at December 31, 2011 and 2010 and at January 1, 2010:

	December 31,		January 1,
	2011	2010	2010
Neither past due nor impaired	P. 12,976,621	P. 11,822,530	P. 12,368,374
Past due:
1 to 30 days	1,641,984	1,456,275	1,542,194
31 to 60 days	664,542	695,282	744,035
61 to 90 days	572,951	589,176	714,274
More than 90 days	5,856,216	5,384,142	4,430,065
Total	P. 21,712,314	P. 19,947,405	P. 19,798,942

6. Property, Plant and Equipment

  a) An analysis of property, plant and equipment is as follows:

	December 31,		January 1,
	2011	2010	2010
Telephone plant and equipment	P. 90,486,725	P. 80,517,734	P. 74,678,526
Land and buildings	19,360,900	19,256,651	18,897,589
Computer equipment and other assets	17,393,028	14,477,001	10,319,560
	127,240,653	114,251,386	103,895,675
Less:
Accumulated depreciation	33,536,677	17,066,858
Net	93,703,976	97,184,528	103,895,675
Construction in progress and advances to equipment suppliers	782,175	244,469	409,074
Inventories for operation of the telephone plant	3 ,962,469	1,992,335	1,742,893
Total	P. 98,448,620	P. 99,421,332	P. 106,047,642

  b) An analysis of the changes in property, plant and equipment is as follows:

Changes	Telephone plant and equipment	Land and buildings	Computer equipment and other assets	Construction in progress and advances to equipment suppliers	Inventories for operation of the telephone plant	Total
Cost:
January 1, 2010	P. 74,678,526	P. 18,897,589	P. 10,319,560	P. 409,074	P. 1,742,893	P. 106,047,642
Additions	6,269,925	379,800	4,199,788	4,094,146	4,200,493	19,144,152
Retirements and transfers	(416,478)	(20,738)	(39,613)	(4,258,751)	(3,951,051)	(8,686,631)
Effect of translation	(14,239)		(2,734)			(16,973)
December 31, 2010	80,517,734	19,256,651	14,477,001	244,469	1,992,335	116,488,190
Additions	10,888,721	118,708	3,350,580	7,443,116	7,307,836	29,108,961
Retirements and transfers	(1,008,578)	(14,594)	(436,529	(6,905,410)	(5,337,702)	(13,702,813)
Effect of translation	88,848	135	1,976			90,959
December 31, 2011	P. 90,486,725	P. 19,360,900	P. 17,393,028	P. 782,175	P. 3,962,469	P. 131,985,297
Depreciation:
January 1, 2010
Depreciation for the year	P. 13,481,385	P. 852,883	P. 3,058,143			P. 17,392,411
Retirements	(303,732)	(2,544)	(14,411)			(320,687)
Effect of translation	(4,866)					(4,866)
December 31, 2010	13,172,787	850,339	3,043,732			17,066,858
Depreciation for the year	13,211,655	813,979	2,791,987			16,817,621
Retirements	(6,288)	(5)	(412,312)			(418,605)
Effect of translation	69,935	6	862			70,803
December 31, 2011	P. 26,448,089	P. 1,664,319	P. 5,424,269			P. 33,536,677
Book value:
At December 31, 2011	P. 64,038,636	P. 17,696,581	P. 11,968,759	P. 782,175	P. 3,962,469	P. 98,448,620
At December 31, 2010	P. 67,344,947	P. 18,406,312	P. 11,433,269	P. 244,469	P. 1,992,335	P. 99,421,332
At January 1, 2010	P. 74,678,526	P. 18,897,589	P. 10,319,560	P. 409,074	P. 1,742,893	P. 106,047,642

Construction in progress refers mainly to projects related to telephone plant, which are scheduled to be completed and transferred to the plant during the first half of 2012.

  c) Depreciation of the telephone plant and equipment is calculated at annual rates ranging from 3.3% to 20.0%. The rest of the Company’s assets, excluding land, are depreciated at rates ranging from 10% to 33.3%. Depreciation charged to operating costs and expenses was P.16,817,621 in 2011 and P.17,392,411 in 2010.

7. Licenses and Trademarks

An analysis of licenses and trademarks at December 31, 2011, and 2010 and at January 1, 2010 is as follows:

	December 31,		January 1,
	2011	2010	2010
Licenses, net	P. 619,935	P. 693,535	P. 739,403
Trademarks, net	428,246	456,708
Total	P. 1,048,181	P. 1,150,243	P. 739,403

Licenses

An analysis of licenses cost and their amortization at December 31, 2011 and 2010 and January 1, 2010 is as follows:

	December 31,		January 1,
	2011	2010	2010
Cost	P. 1,405,424	P. 1,389,441	P. 1,342,115
Accumulated amortization,	785,489	695,906	602,712
Net	P. 619,935	P. 693,535	P. 739,403

An analysis of the changes in 2011 and 2010 is as follows:

	Balance at January 1, 2011	Cost and amortization for the year	Balance at December 31, 2011
Cost	P. 1,389,441	P. 15,983	P. 1,405,424
Accumulated amortization	695,906	89,583	785,489
Net	P. 693,535	P. (73,600)	P. 619,935

	Balance at January 1, 2010	Translation effect	Effect of acquired companies	Cost and amortization for the year	Balance at December 31, 2010
Cost	P. 1,342,115	P. 19,281	P. 21,425	P. 6,620	P. 1,389,441
Accumulated amortization	602,712	2,447		90,747	695,906
Net	P. 739,403	P. 16,834	P. 21,425	P. (84,127)	P. 693,535

Trademarks

At December 31, 2011 and 2010, the Company has trademarks of certain acquired companies in 2010, which were recognized at their fair value, based on appraisals performed by independent experts.

An analysis of trademarks and their amortization at December 31, 2011 and 2010 is as follows:

	December 31,
	2011	2010
Cost	P. 473,310	P. 473,310
Accumulated amortization	45,064	16,602
Net	P. 428,246	P. 456,708

An analysis of changes in trademarks at 2011 is as follows:

	Balance at January 1, 2011	Cost and amortization for the year	Balance at December 31, 2011
Cost	P. 473,310	P.	P. 473,310
Accumulated amortization	16,602	28,462	45,064
Net	P. 456,708	P. (28,462)	P. 428,246

The amortization expense of other deferred charges was P.724 and P.611 for the years ended December 31, 2011 and 2010, respectively.

8. Investments

Equity investments

An analysis of equity investments in associated companies and a brief description of each are as follows:

	December 31,		January 1,
	2011	2010	2010
Equity investments in:
Grupo Telvista, S.A. de C.V.	P. 897,770	P. 784,875	P. 907,973
2Wire, Inc.			270,228
Other associated companies	687,560	604,544	563,749
	P. 1,585,330	P. 1,389,419	P. 1,741,950

Grupo Telvista

TELMEX holds 45% of the capital stock of Grupo Telvista, S.A. de C.V. (Grupo Telvista) which, through its subsidiaries, provides telemarketing services in Mexico and the U.S.A. For the year ended December 31, 2011, TELMEX’s equity interest in the net profit of Grupo Telvista gave rise to a credit to results of operations of P.63,313 (credit of P.24,022 in 2010) ) and a credit to equity of P.49,582 (charge of P.21,120 in 2010). In September 2010, TELMEX received a dividend of P.126,000.

2Wire

On October 20, 2010, TELMEX sold to Pace, Plc its 13% equity interest in 2Wire, Inc. (2Wire) for P.744,231. Such sale gave rise to a gain of P.353,306. For the year ended December 31, 2010, TELMEX’s equity interest in the net profit of 2Wire gave rise to a credit to results of operations of P.120,697.

Other associated companies

For the year ended December 31, 2011, TELMEX’s equity interest in other associated companies represented a net credit to results of operations of P.51,758 (net credits of P.51,191 in 2010) and a credit to equity of P.35,249 (charge of P.10,396 in 2010). In 2011, TELMEX received dividends for P.3,991 from other associated companies.

9. Debt

Short-term and long-term debts consist of the following:

	Weighted average interest rate at			Maturities from	Balance at December 31,		Balance at January 1,
	31/12/11	31/12/10	01/01/10	2012 through	2011	2010	2010
Debt denominated in foreign currency:
Senior notes	5.5%	5.5%	5.2%	2019	P. 13,031,014	P. 16,044,459	P. 29,361,181
Bank loans	0.9%	0.8%	0.7%	2018	22,759,931	21,665,623	40,074,814
América Móvil		0.6%				6,178,550
Others	2.0%	2.0%	2.0%	2022	177,115	186,313	238,353
Total debt denominated in foreign currency					35,968,060	44,074,945	69,674,348
Debt denominated in Mexican pesos:
Senior notes	8.8%	8.8%	8.8%	2016	4,500,000	4,500,000	4,500,000
Domestic senior notes	6.4%	6.3%	6.3%	2037	21,400,000	25,900,000	25,900,000
América Móvil	5.0%			2015	9,870,000
Bank loans	5.4%	5.5%	4.8%	2012	55,000	46,000	2,800,000
Total debt denominated in Mexican pesos					35,825,000	30,446,000	33,200,000
Total debt					71,793,060	74,520,945	102,874,348
Less short-term debt and current portion of long-term debt					12,675,567	11,951,532	19,768,894
Long-term debt					P. 59,117,493	P. 62,569,413	P. 83,105,454

The above-mentioned rates are subject to market variances and do not include the effect of the Company’s agreement to reimburse certain lenders for Mexican withholding taxes. The Company’s weighted-average cost of debt at December 31, 2011 (including interest expense, interest rate swaps, fees and withholding taxes, and excluding exchange rate variances) was approximately 5.9% (6.6% in 2010 and 5.9% at January 1, 2010).

Short-term debt and current portion of long-term debt consist of the following:

	Balance at December 31,		Balance at January 1,
	2011	2010	2010
Short-term debt:
Bank loans	P. 55,000	P. 46,000
América Móvil		6,178,550
	55,000	6,224,550
Current portion of long-term debt:
Senior notes			P. 12,405,765
Domestic senior notes	4,800,000	4,500,000
Bank loans	7 ,820,567	1,226,982	7,363,129
	12 ,620,567	5,726,982	19,768,894
Total	P. 12,675,567	P. 11,951,532	P. 19,768,894

Senior notes:

  a) In the first quarter of 2005, TELMEX issued bonds in the amount of P.19,658,640 (U.S.$1,750 million), divided into two issuances of P.10,659,810 and P.8,998,830 (U.S.$950 million and U.S.$800 million, respectively), the first maturing in January 2010 and bearing an annual interest of 4.75%, and the second maturing in 2015 and bearing an annual interest of 5.5%. Interest is payable semiannually.

On January 27, 2010, TELMEX repaid the first issuance for P.12,294,140 (U.S.$950 million). For the year ended December 31, 2011, interest expense on these bonds was P.425,295 (P.628,617 in 2010).

  b) On January 26, 2006, TELMEX issued abroad a bond denominated in Mexican pesos in the amount of P.4,500,000, which matures in 2016 and bears an annual interest of 8.75%. For the year ended December 31, 2011, interest expense on the bond was P.403,582 (P.406,656 in 2010).

  c) On November 12, 2009, TELMEX issued a bond in the amount of P.6,615,400 (U.S.$500 million), which matures in 2019 and bears an annual interest of 5.5%, payable semiannually. For the year ended December 31, 2011, interest expense on the bond was P.284,253 (P.367,648 in 2010).

On February 2, 2011, América Móvil launched a private offer to exchange any and all outstanding senior notes of TELMEX with maturity in 2015 and 2019, for new senior notes of América Móvil. The offer expired on March 3, 2011. As a result of the offer, on March 8, 2011, U.S.$243.6 million of senior notes due in 2015 and U.S.$122.6 millionof senior notes due in 2019 were exchanged for América Móvil senior notes. On March 10, 2011, TELMEX paid América Móvil U.S.$394.0 million, which includes a premium of U.S.$27.8 million, to extinguish the exchanged senior notes. The consideration paid by TELMEX was based on the same market conditions under which the TELMEX senior notes were exchanged by América Móvil.

Syndicated loans:

In 2004, the Company entered into a syndicated loan, which was restructured in 2005 and 2006 to improve the credit conditions and increase the total loan amount to P.32,408,400 (U.S.$3,000 million) split into three tranches. Tranche A for P.14,043,640 (U.S.$1,300 million) with a three-year maturity. Tranche B for P.10,802,800 (U.S.$1,000 million) with a five-year maturity. Tranche C for P.7,561,960 (U.S.$700 million) with a seven-year maturity. In August 2009, TELMEX prepaid the total amount of tranche A, which was scheduled to mature in October 2009. In November 2010, TELMEX prepaid the total amount of tranche B, which was scheduled to mature in October 2011. The balance of tranche C at December 31, 2011, is included under banks loans (debt denominated in foreign currency), and is scheduled to mature during 2012 and 2013. On March 21, 2012, TELMEX prepaid an amount of U.S.$235 million of tranche C, which was mainly scheduled to mature in August 2012.

On June 30, 2006, TELMEX entered into a syndicated loan agreement in the amount of P.5,595,050 (U.S.$500 million) split into two tranches in equal amounts of P.2,797,525 (U.S.$250 million) with maturities of four years and six years, respectively. In March 2010, TELMEX prepaid the total amount of the first tranche, for which the original maturity was scheduled for June 2010. On March 6, 2012, TELMEX prepaid the total amount of the second tranche, for which the original maturity was scheduled for June 2012.

Substantially all of the bank loans bear interest equal to the London Inter-Bank Offered Rate (LIBOR) plus a specified margin. For the year ended December 31, 2010, interest expense on these loans was P.166,924 (P.162,539 in 2010).

América Móvil:

  a) On November 12, 2010, TELMEX entered into two loan agreements with América Móvil, the first one in the amount of P.2,454,280 (U.S.$200 million) maturing in December 2010, and the second in the amount of P.6,135,700 (U.S.$500 million) maturing in October 2011. These loans beared interest equal to LIBOR plus a specified margin. Both loans were repaid on their maturity dates. In 2011, interest expense on these loans was P.26,489 (P.6,048 in 2010).

  b) In July, 2011, TELMEX entered into a revolving credit line in Mexican pesos with América Móvil maturing in July 2015. This loan bears interest equal to the Mexican interbank equilibrium interest rate (“TIIE”) plus a margin of 20 basis points. During 2011, TELMEX drew down an amount of P.17,600,000 and made repayments amounting to P.6,230,000. From January through March 2012, TELMEX drew down an additional amount of P.6,700,000 and made repayments amounting to P.1,200,000.

On December 27, 2011, América Móvil partially transferred rights and obligations of a principal amount of P.11,370,000 of this credit to its subsidiary Sercotel, S.A. de C.V. (Sercotel). In December 2011 and January 2012, TELMEX repaid P.1,500,000 and P.300,000 to Sercotel, respectively.

In 2011, interest expense on these loans was P.122,215.

Domestic senior notes (“Certificados Bursátiles”):

On December 19, 2007, TELMEX obtained authorization from the CNBV for a program to issue long-term domestic senior notes in a total amount of P.10,000,000. In April 2008, domestic senior notes in the amount of P.1,600,000 were issued. In July 2009, TELMEX placed domestic senior notes in two issuances for a total amount of P.8,000,000. In July 2011, TELMEX repaid P.4,000,000 of the domestic senior notes issued in July 2009.

On September 18, 2009, TELMEX obtained authorization from the CNBV for a dual program to issue short and long-term domestic senior notes in a total amount of P.15,000,000 (nominal amount). In November 2009, TELMEX placed long-term domestic senior notes in two issuances for a total amount of P.6,000,000.

Some domestic senior notes bear fixed-rate interest, while others bear interest equal to TIIE plus a specified margin. For the year ended December 31, 2011, interest expense on long-term domestic senior notes was P.1,532,099 (P.1,663,516 in 2010).

Restrictions:

A portion of the debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At December 31, 2011, the Company was in compliance with all these requirements.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as so defined in each instrument. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom or its current shareholders continue to hold the majority of the Company’s voting shares.

Foreign currency debt:

An analysis of the foreign currency denominated debt at December 31, 2011 is as follows:

	Foreign currency (in thousands)	Exchange rate at December 31, 2011 (in units)	Equivalent in Mexican pesos
U.S. dollar	2,302,550	P. 13.9787	P. 32,186,660
Japanese yen	19,891,200	0.1812	3,604,285
Euro	9,761	18.1444	177,115
Total			P. 35,968,060

Long-term debt maturities at December 31, 2011 are as follows:

Years	Amount
2013	P. 11,867,163
2014	8,986,152
2015	18,537,891
2016	7,179,120
2017 and thereafter	12,547,167
Total	P. 59,117,493

Derivative financial instruments and hedging activities:

At December 31, 2011 and 2010 and at January 1, 2010, the derivative financial instruments held by the Company are as follows:

(amounts in millions)
	December 31,				At January 1,
	2011		2010		2010
Instrument	Notional amount	Fair value asset (liability)	Notional amount	Fair value asset (liability)	Notional amount	Fair value asset (liability)

Asset:
Cross currency swaps	U.S.$ 2,101	P. 6,115	U.S.$ 3,487	P. 6,696	U.S.$4,178	P. 12,088

Liabilities:
Interest-rate swaps in pesos	P. 12,840	P. (1,496)	P. 16,649	P. (1,526)	P. 23,752	P. (729)
Forwards dollar-peso			U.S.$ 40	(21)	U.S.$ 245	(120)
Cross currency coupon swaps					U.S.$ 50
Total		P. (1,496)		P. (1,547)		P. (849)

To reduce the risks related to fluctuations in exchange and interest rates, the Company uses derivative financial instruments as hedges associated with its debt. The derivative financial instruments principally used by the Company are as follows:

Cross currency swaps

At December 31, 2011, the Company had cross currency swaps that hedge foreign currency denominated liabilities of P.29,363,270 (U.S.$2,101 million) (P.43,091,161 or U.S.$3,487 million at December 31, 2010) (P.54,557,723 or U.S.$4,178 at January 1, 2010), These cross currency swaps hedge the exchange rate and interest rate risks associated with bonds that mature in 2015 and 2019 in the total amount of U.S.$739 million and bank loans that mature from 2011 to 2018 of U.S.$1,362 million. These agreements allow the Company to fix the parity of such debt at a weighted-average exchange rate of P.10.9869 per U.S. dollar, as well as to set a fixed interest rate of 8.59% for the bond maturing in 2015 and a floating rate equal to the average 28-day TIIE less a specified margin for the bond maturing in 2019 and for the bank loans.

The change in the fair value of these cross currency swaps that offset the exchange gain on the foreign-currency denominated debt for the year ended December 31, 2011 was a net charge of P.4,625,428 (charge of P.2,108,445 in 2010).

Forwards dollar-peso

At December 31, 2011, the Company had no foreign currency forward contracts outstanding. At December 31, 2010, the Company had short-term foreign currency forwards with a notional amount of P.494,284 (U.S.$40 million) (P.3,199,382 or U.S.$245 million at January 1, 2010). For the year ended December 31, 2011, the Company recognized a net charge of P.12,094 (charge of P.97,295 in 2010), as part of the net exchange gain, due to changes in the fair value of these forwards.

Interest-rate swaps

At December 31, 2011, the Company had interest-rate swaps for an aggregate notional amount of P.12,840,470 (P.16,649,250 at December 31, 2010) (P.23,752,125 at January 1, 2010), to hedge the floating interest rate risk of its debt in Mexican pesos, fixing such rate at an average of 8.46%.

At January 1, 2010, the Company had cross currency coupon swap contracts that hedged interest payment cash flows of P.652,935 (U.S.$50 million).

In 2011, the Company recognized a net expense for these swaps in interest expense of P.958,835(P.1,687,679 in 2010).

In 2011, the ineffective portion of the cash flow hedges was a net expense of P.586,793 (P.506,815 in 2010), recognized in interest expense.

The Company’s derivatives are acquired in over-the counter markets, mostly from the same financial institutions with which it has contracted its debt.

Several of the Company’s agreements under which it has negotiated its derivative financial instruments require margin calls when the fair value of the derivatives exceeds the Company’s existing credit lines of P.5,940,948 (U.S.$425 million). At December 31, 2011, 58% of the Company’s outstanding derivatives correspond to these types of agreements; however, no margin calls had been required at such date.

10. Accounts Payable and Accrued Liabilities

An analysis of accounts payable and accrued liabilities is as follows:

	December 31,		At January 1,
	2011	2010	2010
Suppliers	P. 8,407,930	P. 4,426,398	P. 2,081,727
Employee benefits	2,613,866	3,017,073	2,804,324
Related parties (Note 15)	786,186	1,314,356	1,602,128
Vacation accrual	1,371,449	1,333,231	1,284,578
Accrual for other contractual employee benefits	1,043,700	1,104,135	1,230,645
Dividends payable	1,144,341	1,123,388	1,106,119
Sundry creditors	1,122,254	956,722	750,440
Interest payable	560,823	625,986	936,516
Other	1,957,619	1,384,253	1,600,225
	P. 19,008,168	P. 15,285,542	P. 13,396,702

The activity in the main accruals for the years ended December 31, 2011 and 2010 is as follows:

Vacation accrual:

	2011	2010
Beginning balance at January 1	P. 1,333,231	P. 1,284,578
Increase charged to expenses	1,750,249	1,701,334
Payments	(1,712,031)	(1,652,681)
Ending balance at December 31	P. 1,371,449	P. 1,333,231

Accrual for other contractual employee benefits:

	2011	2010
Beginning balance at January 1	P. 1,104,135	P. 1,230,645
Increase charged to expenses	3,614,663	3,528,045
Payments	(3,675,098)	(3,654,555)
Ending balance at December 31	P. 1,043,700	P. 1,104,135

11. Deferred Revenues

Deferred revenues consist of the following at December 31, 2011 and 2010, and at January 1, 2010:

	December 31,		At January 1,
	2011	2010	2010
Short-term:
Advance billings	P. 1,195,614	P. 889,823	P. 1,005,480
Advances from customers	83,698	26,269	94,572
	1,279,312	916,092	1,100,052
Long-term:
Advance billings	1,128,625	611,873	457,800
Total	P. 2,407,937	P. 1,527,965	P. 1,557,852

At December 31, 2011 and 2010 the activity is as follows:

	2011	2010
Beginning balance at January 1	P. 1,527,965	P. 1,557,852
Increases during the year	9,820,192	9,213,919
Recognized in revenues	(8,940,220)	(9,243,806)
Ending balance at December 31,	P. 2,407,937	P. 1,527,965

Deferred revenues consist of revenues obtained for services that will be provided to customers within a certain period. Deferred revenues are recognized in the statemet of income when they are realized. As of December 31, 2011, deferred revenues include P.851,595 related to services to be rendered to a related party on a long-term basis.

12. Employee Benefits

Pension plans and seniority premiums

The majority of the Company’s employees are covered under defined benefit pension plans and seniority premiums. Pension benefits and seniority premiums are determined on the basis of compensation of employees in their final year of employment, their seniority, and their age at the time of retirement.

The Company has set up an irrevocable trust fund to finance these employee benefits and has adopted the policy of making contributions to such fund when it is considered necessary, which are deductible for Mexican corporate income tax and employee profit sharing purposes. The most important information related to employee benefits is as follows:

Analysis of net periodic cost:

	December 31,
	2011	2010
Labor cost	P. 5,036,684	P. 4,850,844
Finance cost on defined benefit obligation	19,418,689	17,751,583
Projected return on plan assets	(21,665,379)	(19,680,678)
Amortization of past service cost	23,705	23,705
Amortization of variances in actuarial assumptions	2,621,515	2,418,254
Net periodic cost	P. 5,435,214	P. 5,363,708

Analysis of changes in the defined benefit obligation:

	December 31,
	2011	2010
Defined benefit obligation at beginning of year	P. 216,927,167	P. 197,332,833
Labor cost	5,036,684	4,850,844
Finance cost on defined benefit obligation	19,418,689	17,751,583
Actuarial loss	5,025,389	7,608,718
Benefits paid to employees	(11,472,579)	(6,438,985)
Payments from trust fund	(710,120)	(4,177,826)
Defined benefit obligation at end of year	P. 234,225,230	P. 216,927,167

Analysis of changes in plan assets:

	December 31,
	2011	2010
Established fund at beginning of year	P. 180,580,128	P. 163,995,375
Projected return on plan assets	21,665,379	19,680,678
Actuarial (loss) gain	(16,988,768)	1,081,612
Contributions to trust fund		289
Payments from trust fund	(710,120)	(4,177,826)
Established fund at end of year	P. 184,546,619	P. 180,580,128

Analysis of the net projected asset:

	December 31,		At January 1,
	2011	2010	2010
Insufficiency of plan assets for defined benefit obligation	P. (49,678,611)	P. (36,347,039)	P. (33,337,458)
Unamortized actuarial loss	71,964,612	52,571,970	48,463,118
Past service cost and changes to plan	41,732	65,437	89,142
Net projected asset	P. 22,327,733	P. 16,290,368	P. 15,214,802

In 2011, the net actuarial loss of P.22,014,157 resulted from (i) the effect of an unfavorable actuarial variance of P.16,988,768 due to the behavior of the plan assets resulting from a decrease in the value of the trust fund’s investments in shares of companies and in fixed-yield investments due to variances in reference rates, and (ii) an actuarial loss of P.5,025,389 attributable principally to the fact that the number of employees who retired was greater than the number estimated at the beginning of the year, and the salary and pension benefits of the retired employees were higher than estimated at the beginning of the year.

In 2010, the net actuarial loss of P.6,527,106 resulted from (i) the effect of a favorable actuarial variance of P.1,081,612 due to the behavior of the plan assets resulting from an increase in the value of the trust fund’s investments in shares of companies and in fixed-yield investments due to variances in reference rates, and (ii) an actuarial loss of P.7,608,718 attributable principally to the fact that the number of employees who retired was greater than the number estimated at the beginning of the year, and the salary and pension benefits of the retired employees were higher than estimated at the beginning of the year.

At December 31, 2011 and 2010, the rates used in the actuarial study are as follows:

Nominal rates
%
Discount of employee benefits:
Long-term average	9.2
Increase in salaries:
Long-term average	4.5

Plan assets:

The percentages invested in plan assets are as follows:

	At December 31,		At Jnuary1,
	2011	2010	2010
Debt instruments	49.6	46.4	45.9
Equity instruments	50.4	53.6	52.7
Other investments			1.4
	100.0	100.0	100.0

As of December 31, 2011, the fair value of TELMEX’ssecurities held by the plan assets was
P.1,482,834 (P.3,368,416at December 31, 2010). Also, the plan assets include 44.4% and 44.7%ofsecuritiesof related parties at December 31, 2011 and 2010, respectively. The purchases and sales of these securitiesmade by the planwere at market value.

13. Other Financial Assets and Liabilities

Fair Value Hierarchy

At December 31, 2011 and 2010 and at January 1, 2010, TELMEX had financial instruments measured at fair value in its consolidated statement of financial position as follows.

Measurement of fair value at December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets
Derivatives		P. 6,114,677		P. 6,114,677
Pension plan assets	P. 184,546,619			184,546,619
Total	P. 184,546,619	P. 6,114,677		P. 190,661,296

Liabilities
Debt	P. 40,654,330	P. 32,238,457		P. 72,892,787
Derivatives		1,496,359		1,496,359
Total	P. 40,654,330	P. 33,734,816		P. 74,389,146

Measurement of fair value at December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets
Derivatives		P. 6,695,899		P. 6,695,899
Pension plan assets	P. 180,580,128			180,580,128
Total	P. 180,580,128	P. 6,695,899		P. 187,276,027

Liabilities
Debt	P. 48,176,958	P. 27,630,582		P. 75,807,540
Derivatives		1,547,054		1,547,054
Total	P. 48,176,958	P. 29,177,636		P. 77,354,594

Measurement of fair value at January 1, 2010
	Level 1	Level 2	Level 3	Total
Assets
Derivatives		P. 12,088,437		P. 12,088,437
Pension plan assets	P. 163,995,375			163,995,375
Total	P. 163,995,375	P. 12,088,437		P. 176,083,812

Liabilities
Debt	P. 59,102,292	P. 41,953,744		P. 101,056,036
Derivatives		848,824		848,824
Total	P. 59,102,292	P. 42,802,568		P. 101,904,860

For the years ended December 31, 2011 and 2010, no transfers were made between Level 1 and Level 2 fair value measurement techniques.

The fair value of cash and cash equivalents, accounts receivables, accounts payables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

14. Commitments and Contingencies

Commitments

At December 31, 2011, TELMEX has commitments for the purchase of equipment of P.10,143,202 (P.4,563,286 in 2010), which include P.1,155,645 (P.1,338,560 in 2010) of commitments with related parties. Payments made under the related purchase agreements aggregated to P.3,974,739 in 2011 (P.2,628,469 in 2010).

Contingencies

a) In November 2005, COFETEL issued the guidelines for making changes to local service areas. In April 2006, Teléfonos de México, S.A.B. de C.V. filed a motion for an administrative review of COFETEL’s guidelines for modifying the local service areas. Such motion was denied by the Communications Ministry (Secretaría de Comunicaciones y Transportes, or SCT) and is currently in litigation before the Third Regional Metropolitan Chamber of the Federal Tax and Administrative Court.

In March 2007, COFETEL ordered the consolidation of a package of 70 local service areas and a package of 2 local service areas while, in September 2008 it ordered the consolidation of another package of 125 local service areas and in December 2008, it ordered the consolidation of one local service area, each with its own schedule. Teléfonos de México, S.A.B. de C.V. has challenged COFETEL’s orders through the corresponding legal procedures.

In November 2009, in compliance with the ruling issued by the Full Circuit Court in Administrative Matters, the court declared the resolutions issued by COFETEL to be null and void.

If the validity of COFETEL’s ruling is eventually recognized, COFETEL may be able to re-initiate proceedings to require the consolidation of the local service areas.

Should the consolidation requirement ever become effective, there could be an adverse effect on the Company’s long-distance revenues.

The Company believes, based on the advice of external lawyers who are handling this matter, that although the Company’s arguments are well-founded, there is no certainty that Teléfonos de México, S.A.B. de C.V. will obtain favorable results.

b) Since 2007, the Federal Commission of Economic Competition (COFECO) initiated eight investigations to evaluate if Teléfonos de México, S.A.B. de C.V. (onward “Telmex”) and Teléfonos del Noroeste, S.A. de C.V., (onward “Telnor”) have substantial power and engages in monopolistic practices in certain markets.

The preliminary findings of four of these probes have been issued, in which COFECO has determined that Telmex and Telnor have substantial control in the following areas: (i) termination of public switched traffic; (ii) origination of public switched traffic; (iii) local transit services; and (iv) leasing of lines or circuits. Telmex and Telnor have expressed their disagreement with the proceedings, and later challenged the findings and submitted evidence against the allegations.

In the four markets in question, COFECO has already confirmed its resolutions and Telmex and Telnor filed the applicable motions for appeal, which COFECO denied. Telmex and Telnor have filed relief (amparo) proceedings against COFECO's denial of the motions for appeal. The rulings in some of these relief proceedings have already been handed down, while others are still pending.

In the case of the origination of public switched traffic and the leasing of lines or circuits markets, the courts upheld the denial of the motions for appeal filed by Telnor, which effectively upheld COFECO’s judgment that Telnor had substantial control over these markets.

In the case of the origination of public switched traffic market, through a proceeding, the COFETEL may mandate specific obligations for Telnor in such market.

In the case of the wholesale market for leasing of private circuits, in October 2011, the SCT and COFETEL submitted a draft of an agreement regarding the specific obligations for the Company related to prices, service quality, and information, for review by the Federal Commission for the Improvement of Regulations (COFEMER). If COFEMER were to issue a complete final ruling on this draft project and COFETEL were to publish the agreement in the Official Gazette, the Company believes that this could have a negative effect on the Company’s revenues from these services and, by extension, on its results of operations as a whole.

In the case of the termination of public switched traffic market, by way of its denial of the Company’s motions for appeal, COFECO has already confirmed its original ruling that Telmex and Telnor have substantial control. As a result of this confirmation, Telmex and Telnor filed relief (amparo) proceedings, which are still pending resolution.

Lastly, in the case of the transit services rendered to other long-distance services providers related to the package of 198 local service areas, Telmex and Telnor are waiting for rulings on the relief (amparo) proceedings filed by them against COFECO’s final reports in which it determined that Telmex and Telnor have substantial control over this market.

If the disputed resolutions are ultimately upheld, COFETEL, after completing the applicable procedure, may establish specific obligations for the Company regarding the prices, quality of services and information in the markets in question. The exact nature of these regulations and their impact on the business cannot be known in advance, but they will likely reduce the Company's flexibility and its ability to adopt competitive market policies. It is also impossible to predict what timeframe the Company will take to adopt the new regulations and whether it will actually be able to do so.

Regarding the four remaining probes, as a result of its probe into the fixed-network interconnection services market, COFECO has determined that Telmex engaged in monopolistic practices. Telmex has filed relief (amparo) proceedings against this ruling and their cases are pending resolution. Regarding the broad-band internet market for domestic residential customers and the interurban transport for switched long-distance traffic services markets, COFECO ordered the probes closed upon determining that there is no evidence that Telmex and Telnor engaged in monopolistic practices. Lastly, with respect to the local and national long-distance dedicated links wholesale leasing services market, COFECO issued and notified to Telmex and Telnor probable fault (Oficio de Probable Responsabilidad) which the Company will object.

There is no certainty as to what the outcome of these probes will be, but they may be against the interests of Telmex and Telnor and result in regulations, restrictions or monetary fines being imposed on both companies.

The Company believes, based on the advice of external lawyers who are handling this matter, that although the Company’s arguments are well-founded, there is no certainty that Telmex and Telnor will obtain favorable results.

c) The Mexican Social Security Institute (IMSS) audited Teléfonos de México, S.A.B. de C.V. for the 1997-2001 period. At the conclusion of the audit, IMSS determined that Teléfonos de México, S.A.B. de C.V. owed a total of approximately P.330,000 (historical amount), in taxes, fines, surcharges and re-expression for inflation at July 2, 2003. Teléfonos de México, S.A.B. de C.V. filed an appeal to nullify these findings and related assessment with the Federal Court of Justice for Tax and Administrative Matters. In accordance with Mexican law, by means of a trust fund established with a banking institution, the Company guaranteed payment of the tax assessment in the amount of P.568,869 through July 19, 2010. The Regional Metropolitan Chamber court nullified the ruling; however, IMSS filed a motion for appeal. In October 2009, the court handling the appeal ruled in favor of the Company. Therefore, the ruling issued on the nullity of the fee settlement schedules became final. Consequently, Teléfonos de México, S.A.B. de C.V. initiated proceedings to dissolve the trust fund guaranteeing the payment of the amounts sought by IMSS. The trust was dissolved on January 22, 2010, which was the date on which Teléfonos de México; S.A.B. de C.V. recognized the income from canceling this contingency.

As a result, since the tax liabilities have been annulled and the amount pledged in guaranty was returned to Teléfonos de México, S.A.B. de C.V. on January 22, 2010, this matter is considered closed.

d) On February 10, 2009, COFETEL published a Fundamental Technical Plan of Interconnection and Inter-operability, or the Fundamental Technical Plan in the Official Gazette. As it is currently worded, the Fundamental Technical Plan could have a negative impact on both Telmex and Telnor, and on the telecommunications sector in general, since it establishes certain obligations for telephone service providers.

Telmex and Telnor have legally challenged the plan through a number of available channels and have presented evidence to demonstrate the illegality and unconstitutionality of the Fundamental Technical Plan. Telmex’s case is pending resolution, while Telnor was granted relief (amparo) against the Fundamental Technical Plan. As a result of this ruling, the Fundamental Technical Plan shall no longer be applicable to Telnor and shall nullify any resolutions handed down against Telnor under the Plan.

The Company believes, based on the advice of external lawyers who are handling this matter, that although the Company’s arguments are well-founded, there is no certainty that Telmex and Telnor will obtain favorable results.

15. Related Parties

a) An analysis of balances due from/to related parties is provided below. All the companies are considered affiliates since TELMEX’s primary shareholders are also either direct or indirect shareholders of the related parties:

	At December 31,		At January 1,
	2011	2010	2010
Accounts receivable:
Sercotel, S.A. de C.V.	P. 324,101	P. 165,824	P. 193,316
Radiomovil Dipsa, S.A. de C.V.	82,593
Sears Operadora México, S.A. de C.V.	56,458
Sanborn Hermanos, S.A.	37,267	15,495	6,397
Grupo Técnico de Servicios, S.A. de C.V.	26,414	7,741	2,460
Anuncios en Directorios, S.A. de C.V.	25,474	44,319	27,662
Controladora de Servicios de Telecomunicaciones, S.A. de C.V.	23,965	5,647	18,235
AT&T, Inc.	19,005	25,897	87,885
Claro 155, S.A.	17,403
Telmex Colombia, S.A.	12,438	25,162
Sears Roebuck de México, S.A. de C.V.		16,874	14,231
Alestra, S. de R.L. de C.V.		490,773	454,762
Otras	59,287	95,054	89,587
	P. 684,405	P. 892,786	P. 894,535

	At December 31,		At January 1,
	2011	2010	2010
Accounts payable:
PC Industrial, S.A. de C.V.	P. 168,890	P. 98,735	P. 29,614
Operadora Cicsa, S.A. de C.V.	161,936	134,040	5,940
Eidon Services, S.A. de C.V.	64,079	106,186
Empresa Brasileira de Telecomunicaçöes, S.A.	48,353	9,798	10,145
Microm, S.A. de C.V.	45,970	52,008	65,349
Grupo Financiero Inbursa, S.A.B. de C.V.	45,729	59,723	50,695
Consorcio Ecuatoriano de Telecomunicaciones, S.A.	38,416	13,108
Fianzas Guardiana Inbursa, S.A.	32,526	818	3,696
Sinergia Soluciones Integrales para la Construcción, S.A. de C.V.	29,457	31,319	4,627
Conductores Mexicanos Eléctricos y de Telecomunicaciones, S.A. de C.V.	18,898	42,812	34,161
Telmex do Brasil, Ltda.	18,480	7,871	11,096
Grupo Telvista, S.A. de C.V.	18,403	13,590	4,649
Editorial Contenido S.A.	10,549
Radiomovil Dipsa, S.A. de C.V.		501,699	1,027,048
Inversora Bursátil, S.A. de C.V.		131,813	127,472
Eidon Software, S.A. de C.V.			103,738
Otras	84,500	110,836	123,898
	P. 786,186	P. 1,314,356	P. 1,602,128

Short-term debt:
América Móvil		P. 6,178,550
Long-term debt:
América Móvil	P. 9,870,000

b) For the years ended December 31, 2011 and 2010, the Company had the following transactions with related parties:

	2011	2010
Investment and expenses:
Construction services, purchase of materials, inventories and fixed assets (1)	P. 5,391,385	P. 2,948,738
Network maintenance services, insurance premiums, information technology services and others (2)	3,280,089	2,877,506
Calling party pays interconnection fees and other telecommunication services (3)	3,479,511	7,069,638
Cost of termination of international calls (6)	765,562	730,292
Revenues:
Billing and collection services, access to the telephone directory customer data base and other services (4)	1,727,135	1,830,032
Rental of private circuits and other telecommunications services (5)	4,854,849	4,866,957
Revenues from termination of international calls (6)	546,279	709,844

(1) Includes P.5,171,398 in 2011 (P.2,720,123 in 2010) for network construction services and purchase of construction materials from subsidiaries of Grupo Carso, S.A.B. de C.V. (Carso Group), which is an entity under common control with América Móvil. Also includes P.97,204 in 2010 for the purchase of equipment for broadband platform services from 2Wire.

(2) Includes P.708,088 in 2011 (P.343,810 in 2010) for network maintenance services from subsidiaries of Carso Group; P.584,254 in 2011 (P.632,059 in 2010) for information technology services received from affiliates; P.327,674 in 2011 (P.327,674 in 2010) for the production and distribution of white pages telephone directories and advertising in the yellow pages with subsidiaries of América Móvil; P.605,373 in 2011 (P.518,680 in 2010) for insurance premiums with Seguros Inbursa, S.A. (Seguros), which, in turn, places most of this amount in reinsurance with third parties; P.235,934 in 2011 (P.196,417 in 2010) for telemarketing services with Grupo Telvista; and P.159,083 in 2010 for fees paid for administrative and operating services to AT&T Mexico, Inc. (AT&T Mexico) and Carso Global Telecom. Seguros is an entity under common control with América Móvil; Grupo Telvista is subsidiary of América Móvil; and AT&T Mexico is subsidiary of AT&T, Inc., a non-controlling shareholder of América Móvil.

(3) Includes P.3,478,444 in 2011 (P.7,068,477 in 2010) for interconnection expenses under the “Calling Party Pays” program for outgoing calls from fixed line telephones to cellular telephones paid to subsidiaries of América Móvil.

(4) Includes P.228,502 in 2011 (P.235,742 in 2010) for billing and collection services rendered to subsidiaries of Grupo Financiero Inbursa, S.A.B. de C.V. (Inbursa); P.301,440 (P.301,440 in 2010) for the use and updating of the telephone directory customer database, as well as P.296,978 (P.317,945 in 2010) for billing and collection service, administrative service and others with subsidiaries of América Movil; and P.657,562 (P.562,852 in 2010) for the leasing of buildings and other services rendered to subsidiaries of América Móvil. Inbursa is an entity under common control with América Móvil.

(5) Includes P.4,211,032 in 2011 (P.3,767,925 in 2010) for revenues invoiced to a subsidiary of América Móvil for the rental of private circuits and interconnection services.

(6) Includes costs and revenues with companies of AT&T Inc. and with subsidiaries of América Móvil.

c) An analysis of employee benefits granted to the Company’s key management or directors is as follows:

	2011	2010
Short and long-term direct benefits	P. 50,619	P. 45,461
Post-retirement benefits	3,989	4,831
Total	P. 54,608	P. 50,292

16. Equity

a) At December 31, 2011, capital stock is represented by 18,030 million shares issued and outstanding with no par value, representing the Company’s fixed capital (18,158 million at December 31, 2010 and 18,192 million at January 1, 2010). All such shares have been fully subscribed and paid and are comprised of the following:

	Al December 31,		At January 1,
	2011	2010	2010
7,840 million Series “AA” common shares (7,840 million at December 31. 2010 and 8,115 million at January 1, 2010)	P. 3,292,741	P. 3,292,741	P. 3,408,245
366 million Series “A” common shares (383 million at December 31, 2010 and 395 million at January 1, 2010)	176,705	184,997	190,606
9,824 millions Series “L” shares with limited voting rights (9,935 million at December 31, 2010 and 9,682 million at January 1, 2010)	1,971,849	1,989,297	1,874,964
Total	P. 5,441,295	P. 5,467,035	P. 5,473,815

At December 31, 2011 and 2010 and at January 1, 2010, the historical value of the Company’s capital stock was P.77,843, P.78,398, and P.78,545, respectively.

An analysis of the changes in 2011 and 2010 is as follows:

	Capital stock (1)
	Series “AA”		Series “A”		Series “L”
	Number	Amount	Number	Amount	Number	Amount
Balance at January 1, 2010	8,115	P. 3,408,245	395	P. 190,606	9,682	P. 1,874,964
Cash purchase of Company’s own shares				(3)	(34)	(6,777)
Conversion of shares	(275)	(115,504)	(12)	(5,606)	287	121,110
Balance at December 31, 2010	7,840	3,292,741	383	184,997	9,935	1,989,297
Cash purchase of Company’s own shares					(128)	(25,740)
Conversion of shares			(17)	(8,292)	17	8,292
Balance at December 31, 2011	7,840	P. 3,292,741	366	P. 176,705	9,824	P. 1,971,849

(1) Number of shares in millions.

The Company’s capital stock must be represented by no less than 20% of Series “AA common shares, which may be subscribed and acquired only by Mexican investors, and at all times must represent at least 51% of the common shares of total capital stock; Series “A” common shares, which may be freely subscribed, and must not exceed more than 19.6% of capital stock and no more than 49% of the common shares of total capital stock; both Series “AA” and “A” shares combined may not represent more than 51% of capital stock; and Series “L” shares, which have limited voting rights and may be freely subscribed, in a percentage when combined with the Series “A” shares may not exceed 80% of capital stock.

Voting rights

Each ordinary share of the Series “AA” and “A” entitles the holder to one vote at the general shareholders’ meetings. Each Series “L” share entitles the holder to one vote at all shareholders’ meetings in which holders of Series “L” shares are authorized to vote. In accordance with the Eighth Clause of the Company’s bylaws, holders of Series “L” shares only have the right to vote to designate two directors on the Board of Directors and their corresponding alternate directors, and on the following matters:

  The transformation of one type of entity to another;

  Any merger in which TELMEX is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of TELMEX (when TELMEX is the surviving entity); and

  Cancellation of the registration of TELMEX’s shares in the securities or special sections of the Mexican National Securities Registry and in any foreign stock exchanges in which they are registered.

In order for the resolutions adopted in extraordinary shareholders’ meetings related to any of the matters on which the Series “L” shares are entitled to vote to be validated, the approval by a majority vote of the Series “AA” and Series “A” shareholders will be required.

Under Mexican law, the shareholders of any Series of shares are also entitled to vote as one class on any proposal that could adversely affect the rights of the shareholders of that particular series and the Company’s shareholders (including the Series “L” shareholders), which individually or collectively represent 20% or more of all capital stock could judicially oppose any shareholders’ resolution with respect to those resolutions for which such shareholders have the right to vote. The determination of whether a matter requires the vote by the holders of Series “L” shares under such basis would initially be made by the board of directors or by any other party that calls a shareholders’ meeting to decide on the resolution. A negative decision would be subject to judicial challenge by any affected shareholder, and a court would ultimately determine the necessity for a class vote. There are no other procedures for determining whether a proposal requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

b) In 1994, the Company initiated a program to purchase its own shares. The cost of the repurchased shares, in the amount that exceeds the portion of capital stock corresponding to the repurchased shares, is charged to retained earnings.

At a regular shareholders’ meeting held on March 3, 2009, the shareholders approved an increase of P.10,000,000 in the total authorized nominal amount for the repurchase of the Company’s own shares. The remainder of the previously authorized amount was P.340,868, bringing the total maximum amount to be used for this purpose to P.10,340,868.

In 2011, the Company acquired 128.5 million Series “L” shares for P.1,358,773.

In 2010, the Company acquired 33.9 million Series “L” shares for P.339,746 and 6,906 Series “A” shares for P.76.

At December 31, 2011 and 2010 and at January 1, 2010, the Company had 14,202 million (14,160 million Series “L” and 42 million Series “A” shares), 14,074 million (14,032 million Series “L” y 42 million Series “A” shares) and 14,040 million (13,998 million Series “L” and 42 million Series “A” shares) held as treasury shares, respectively.

c) In conformity with the Mexican Corporations Act, at least 5% of net profit of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock.

d) At a regular meeting held on April 28, 2011, the shareholders agreed to declare a cash dividend of P.0.55 per outstanding share, to be paid in four installments of P.0.1375 each in June, September and December 2011, and in March 2012. In March 2011, the Company paid the fourth installment of P.0.1250 per outstanding share, which was authorized at the regular meeting held on April 29, 2010.

At a regular meeting held on April 29, 2010, the shareholders agreed to declare a cash dividend of P.0.50 per outstanding share, to be paid in four installments of P.0.1250 each in June, September and December 2010, and in March 2011. In March 2010, the Company paid the fourth installment of P.0.1150 per outstanding share, which was authorized at the regular meeting held on April 29, 2009.

The cash dividends paid in 2011 and 2010 was P.9,508,964 and P.8,736,965, respectively.

17. Income Tax and Flat-Rate Business Tax

a) Through December 31, 2009, the corporate income tax rate was 28%. Under the Mexican Tax Reform Law approved on December 7, 2009, the corporate income tax rate was increased from 28% to 30% for the period from January 1, 2010 through December 31, 2012, and will be scaled back to 29% in 2013, and to 28% in 2014 and future years.

b) On October 1, 2007, the Flat-Rate Business Tax (FRBT) Law was published and became effective as of January 1, 2008.

The FRBT is computed by applying the applicable rate to income determined on the basis of cash flows, which is determined by deducting authorized deductions from all income collected from those activities that are subject to the tax. Certain FRBT credits also may be deducted from the FRBT payable. The FRBT rate is 17.5%.

For the years ended December 31, 2011 and 2010, the Company had no FRBT payable and, based on its tax projections, estimates that it will not be subject to the payment of FRBT in subsequent years.

c) An analysis of the income tax provision is as follows:

	2011	2010
Current year income tax	P. 6,234,836	P. 9,269,487
Deferred tax	1,098,373	(944,442)
Total	P. 7,333,209	P. 8,325,045

A reconciliation of the statutory income taxe rate to the effective rate recognized for financial reporting purposes is as follows:

	2011%	2010%
Statutory income tax rate	30.0	30.0
Depreciation	(0.5)	(1.1)
Social security benefits	1.9	1.6
Monetary gain	3.1	4.2
Other	(1.1)	0.7
Effective income tax rate	33.4	35.4

At December 31, 2011 and 2010 and at January 1, 2010, the Company recognized deferred income taxes on the following temporary differences:

	At December 31,		January 1,
	2011	2010	2010
Deferred tax assets:
Allowance for bad debts and slow-moving inventories	P. 1,369,846	P. 1,233,739	P. 877,847
Tax loss carryforwards	118,490	112,731	87,365
Advance billings	573,476	379,101	460,296
Accrued liabilities	1,290,664	1,201,474	1,492,470
Employee profit sharing	475,548	560,959	621,496
Derivative financial instruments	440,060	151,834
	4,268,084	3,639,838	3,539,474
Deferred tax liabilities:
Fixed assets	(12,768,938)	(13,257,546)	(14,357,101)
Inventories	(21,615)	(15,174)	(13,667)
Licenses and trademarks	(170,382)	(187,251)	(69,031)
Employee benefits	(6,251,882)	(4,561,060)	(4,261,387)
Prepaid expenses	(343,614)	(260,206)	(325,215)
Unbilled revenues	(327,914)
Derivative financial instruments			(234,170)
	(19,884,345)	(18,281,237)	(19,260,571)
Deferred tax liability, net	P. (15,616,261)	P. (14,641,399)	P. (15,721,097)

d) Declared dividends exceeding the “Net tax profit account” (CUFIN) will be subject to income tax at the corporate tax rate at the date when paid.

18. Segments

TELMEX operates primarily in two segments: local and long distance telephone service. The local telephone service segment corresponds principally to the local fixed-line wired service, including interconnection service. The long distance service segment includes domestic service and the international service. Others segments include the long distance calls made from public and rural telephones, data services and other services. Additional information related to the Company’s operation is provided in Note 1. The following summary shows the most important segment information, which has been prepared on a consistent basis:

	(In millions of Mexican pesos)
	Local service	Long distance	Other segments	Adjustments	Consolidated total
December 31, 2011:
Revenues:
External revenues	P. 56,577	P. 19,611	P. 35,878		P. 112,066
Intersegment revenues	11,744		801	P. (12,545)
Depreciation and amortization	9,120	1,604	6,212		16,936
Operating profit	12,825	1,433	12,324		26,582
Segment assets	66,683	11,127	54,175		131,985

December 31, 2010:
Revenues:
External revenues	P. 60,489	P. 20,056	P. 33,017		P. 113,562
Intersegment revenues	11,338		885	P. (12,223)
Depreciation and amortization	9,335	1,698	6,467		17,500
Operating profit	13,788	1,528	12,743		28,059
Segments assets	65,321	10,647	40,520		116,488

The financing cost, equity interest in net profit of associated companies and the income tax expense are not allocated to each segment, because they are handled at the corporate level.

Segment assets include plant, property and equipment (excluding accumulated depreciation), construction in progress and advances to equipment suppliers, and inventories for operation of the telephone plant.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011 (AUDITED INFORMATION)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Final printing

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COMPANY NAME	PRICIPAL ACTIVITY	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT
				ACQUISITION COST	CURRENT VALUE
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and U.S.A.	510,138,000	45.00	510,138	897,770
Centro Histórico de la Ciudad de México, SA de CV	Real State Services	16,004,000	12.79	80,020	103,458
TM and MS, L L C.	Internet portal (Prodigy MSN)	1	50.00	29,621	270,488
Hildebrando, S.A. de C.V.	Information Technology Services	462,768	17.63	155,737	192,439

TOTAL INVESTMENT IN ASSOCIATES				775,516	1,464,155

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011 (AUDITED INFORMATION)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 4

BREAKDOWN OF CREDITS

(Thousands of Mexican Pesos)

Final printing

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CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS
FOREIGN TRADE
EXPORT DEVELOPMENT C. (1)	YES	16/03/2006	22/07/2014	1.2098							NA	152,009	152,009	50,318
MIZUHO CORPORATE BANK LTD(1)	YES	15/01/2007	10/03/2018	1.1543							NA	885,327	885,327	885,327	885,327	1,281,302
NATIXIS (3)	YES	28/02/1986	31/03/2022	2.0000							NA	26,859	26,860	26,861	26,860	69,675

SECURED

COMERCIAL BANKS

BANAMEX (4)	NO	28/06/2010	26/06/2012	5.3900	NA	55,000
BANK OF AMERICA, N.A. (2)	YES	13/06/2008	13/06/2014	0.9310							NA		279,574	419,361
BBVA BANCOMER,S.A. (6)	YES	12/02/2008	18/02/2014	0.5260							NA			3,604,285
BBVA BANCOMER (2)	YES	30/06/2006	30/06/2012	0.8310							NA	3,494,675
CITIBANK, N.A. (2)	YES	11/08/2006	11/08/2013	0.9060							NA	3,261,697	6,523,393

OTHER

TOTAL BANKS						55,000						7,820,567	7,867,163	4,986,152	912,187	1,350,977

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
STOCK MARKET

LISTED STOCK EXCHANGE (MEXICO AND / OR FOREIGN)

UNSECURED
CERT. BURSAT TELMEX 02-4(3)	NO	31/05/2002	31/05/2012	10.2000	NA	300,000
CERT. BURSAT TELMEX 07 (3)	NO	23/04/2007	16/03/2037	8.3600	NA					5,000,000
CERT. BURSAT TELMEX 07-2 (4)	NO	23/04/2007	16/04/2012	4.6900	NA	4,500,000
CERT. BURSAT TELMEX 08 (3)	NO	21/04/2008	05/04/2018	8.2700	NA					1,600,000
CERT. BURSAT TELMEX 09-2 (4)	NO	10/07/2009	04/07/2013	5.7400	NA		4,000,000
CERT. BURSAT TELMEX 09-3 (4)	NO	03/11/2009	30/10/2014	5.7400	NA			4,000,000
CERT. BURSAT TELMEX 09-4 (4)	NO	03/11/2009	27/10/2016	6.0400	NA					2,000,000
8 3/4 SENIOR NOTES PESOS (3)	YES	31/01/2006	31/01/2016	8.7500	NA					4,500,000
5 1/2 SENIOR NOTES (3)	YES	27/01/2005	27/01/2015	5.5000							NA				7,755,704
5 1/2 SENIOR NOTES (3)	YES	12/11/2009	15/11/2019	5.5000							NA					5,275,310

SECURED

PRIVATE PLACEMENTS

UNSECURED

SECURED

TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT						4,800,000	4,000,000	4,000,000		13,100,000					7,755,704	5,275,310

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST

OTHER NON-CURRENT LIABILITIES WITH COST	NO	05/07/2011	03/07/2015		NA				9,870,000

TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST									9,870,000

SUPPLIERS

SUPPLIERS N.C.	NO				NA	4,536,419
SUPPLIERS F.C.	YES										NA	4,368,718

TOTAL SUPPLIERS						4,536,419						4,368,718

OTHER CURRENT AND NON-CURRENT LIABILITIES

OTHER N.C.	NO				NA	12,615,021	85,943	140,337	140,337	762,008
OTHER F.C.	YES										NA	263,681

TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES						12,615,021	85,943	140,337	140,337	762,008		263,681

GENERAL TOTAL						22,006,440	4,085,943	4,140,337	10,010,337	13,862,008		12,452,966	7,867,163	4,986,152	8,667,891	6,626,287

A.- Interest rates:

The credits breakdown is presented with an integrated rate as follows:

  6 months USD Libor rate plus margin

  3 months USD Libor rate plus margin

  Fixed Rate

  28 days TIIE rate plus margin

  91 days TIIE rate plus margin

  3 months JPY LIBOR plus margin

B.- The following rates were considered:

- Libor at 6 months in US dollars is equivalent to a 0.8080 at December 31, 2011.

- Libor at 3 months in US dollars is equivalent to 0.5810 at December 31, 2011.

- TIIE at 28 days is equivalent to 4.7900 at December 31, 2011.

- TIIE at 91 days is equivalent to 4.7950 at December 31, 2011.

- Libor at 3 months in JPY is equivalent to 0.1960 at December 31, 2011.

C.- The suppliers' Credits are reclassified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at December 31, 2011, were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	2,302,550	13.98
EURO (EUR)	9,761	18.14
JAPANESE YEN (JPY)	19,891,200	0.18

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011 (AUDITED INFORMATION)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 5

MONETARY FOREIGN CURRENCY POSITION

(Thousands of Mexican Pesos)

Final printing

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FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		THOUSAND PESOS TOTAL
	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS

MONETARY ASSETS	172,116	2,405,961	0	0	2,405,961

LIABILITIES	2,633,688	36,815,531	270,764	3,784,928	40,600,459
SHORT-TERM LIABILITIES POSITION	888,679	12,422,577	2,174	30,389	12,452,966

LONG-TERM LIABILITIES POSITION	1,745,009	24,392,954	268,590	3,754,539	28,147,493

NET BALANCE	(2,461,572)	(34,409,570)	(270,764)	(3,784,928)	(38,194,498

FOREIGN CURRENCY USED:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:

CURRENCY	E.R.
DOLLAR (USD)	13.98
EURO	18.14
JAPANESE YEN	0.18

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011 (AUDITED INFORMATION)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 6

DEBT INSTRUMENTS

(Thousands of Mexican Pesos)

Final printing

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FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

A portion of the debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom, S.A. de C.V. (TELMEX's controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED

At December 31, 2011, the Company has complied with such restrictive covenants.

Notes:

Not applicable

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011 (AUDITED INFORMATION)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 7

DISTRIBUTION OF REVENUE BY PRODUCT

Final printing

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MAIN PRODUCTS OR PRODUCT LINE	SALES		MARKET SHARE %	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
NATIONAL INCOME
LOCAL SERVICE	0	38,532,134	0
LONG DISTANCE SERVICE	0	14,254,475	0
INTERCONNECTION	0	12,159,529	0
DATA	0	36,290,397	0
OTHERS	0	6,905,479	0

EXPORT INCOME
INTERNATIONAL CONNECTION	0	2,878,017	0
DATA	0	181,893	0
OTHERS	0	16,257	0

INCOME OF SUBSIDIARIES ABROAD
LONG DISTANCE SERVICE	0	702,901	0
OTHERS	0	144,976	0

T O T A L	0	112,066,058	0

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011 (AUDITED INFORMATION)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Final printing

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SERIES	NOMINAL VALUE ($)	VALID COUPON	NUMBER OF SHARES				CAPITAL SOCIAL
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUSCRIPTION	FIXED	VARIABLE
A	0.00432	0.00000	366,289,726	0	0	366,289,726	1,581	0
AA	0.00432	0.00000	7,839,596,082	0	7,839,596,082	0	33,848	0
L	0.00432	0.00000	9,823,614,192	0	0	9,823,614,192	42,414	0
TOTAL			18,029,500,000		7,839,596,082	10,189,903,918	77,843

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011 (AUDITED INFORMATION)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION NACIONAL BANCARIA Y DE VALORES (BANKING AND SECURITIES MEXICO'S COMMISSION)

Final printing

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Quarterly Report of Derivative Financial Instruments

I. Executive Summary

As of December 31, 2011, Teléfonos de México, S.A.B. de C.V. (“Telmex” or the “Company”) had cross currency swap agreements in the equivalent of U.S.$2,101 million, which have hedged the exchange rate and interest rate risks related to the bonds with maturity in 2015 and 2019 for a total amount of U.S.$739 million and loans with maturities from 2012 to 2018 for a total amount of U.S.$1,362 million. These hedges allowed us to fix the exchange rate of our debt on a weighted average exchange rate of P.10.9869 Mexican pesos per US dollar and an average interest rate of 28-day TIIE less a specified margin, as well as to set a fixed rate of 8.59% for the bond maturing in 2015.

In March 2011, cross currency swaps were unwound in the equivalent of U.S.$351 million, which partially hedged the bonds with maturity in 2015 and 2019, since the Company acquired U.S.$366 million of such bonds from América Móvil, S.A.B. de C.V. (América Móvil) to extinguish them; in addition, U.S.$40 million of cross currency swaps and U.S.$40 million of forward contracts became due.

In September 2011, cross currency swaps were unwound in the equivalent of U.S.$135 million, which partially hedged a loan with América Móvil due in October 2011.

In October 2011, cross currency swaps became due in the equivalent of U.S.$355 million, which partially hedged the loan with América Móvil due in the same month. In addition, cross currency swaps were unwound in the amount of JPY $ 19,891 million (equivalent to U.S.$ 259 million) which hedged the credit in Japanese Yens with maturity in 2014.

In November 2011, cross currency swaps were unwound in the equivalent of U.S.$220 million, which partially hedged the bonds with maturity in 2015.

At December 31, 2011, the Company had interest rate swaps in Mexican pesos for P.12,840 million to hedge the floating rate risk in local currency, fixing it at an average of 8.46%.

During the third quarter of 2011, interest rate swaps in the equivalent of P.$3,809 million, which hedged the risk of floating rate in domestic currency, were restructured. This restructuring did not affect the results of the period.

No new derivative instruments were contracted.

These transactions have been carried out based on the policies, strategies and guidelines of the Company.

II. Qualitative and Quantitative Information

i. Management discussion on the policies for using derivative instruments

The policies for using derivative instruments indicated below, are part of the Financial Risk Management Policies approved by the Board of Directors, which describe the general guidelines for the identification, management, measurement, monitoring and control of financial risks that may affect the operation or expected results of Telmex.

The Audit Committee, as a delegated body of the Board of Directors, is responsible to analyze and define the strategy to hedge or mitigate risks related to exchange rate and interest rate fluctuations of the Company’s debt, assess the Management’s results in handling derivative instruments according to the established policies and inform the Board of Directors for their knowledge and, if appropriate, ratification.

Objective to enter into derivative transactions and selected instruments

With the purpose of reducing the risks related to the variations of exchange rate and interest rate, the Company uses derivative instruments associating the hedges with the debt. The derivative instruments that have been selected are, mainly:

  instruments for purchasing US dollars at a specified future time (forwards);

  instruments that involve the exchange of principal and interest from one currency to another (cross currency swaps); and

  instruments to fix the floating interest rates of the debt (interest rate swaps).

The Company uses these instruments in a conservative manner, without any speculative purpose.

Hedge strategies

When the market conditions are favorable, the Company’s Management determines the amounts and goal parameters under which the hedge agreements are contracted. This strategy seeks to reduce the risk exposure of abnormal market fluctuations in the main variables that affect our debt, including exchange rate and interest rate, to maintain a solid and healthy financial structure. Most of our derivative instruments have been designated and qualify as cash flow hedges.

Trading markets and eligible counterparties

The derivative instruments are traded in over-the-counter-markets, i.e. out of an institutionalized exchange market. The financial institutions and counterparties with which the Company enters into such derivative instruments are considered to have a proven reputation and solvency in the market, which allows us to balance our risk positions with such counterparties.

It is a policy of the Company to try to avoid the concentration of more than 25% (twenty five per cent) of the total derivatives position in a single counterparty.

Also, the Company only uses derivative instruments that are of common use in the markets, and therefore, can be quoted by two or more financial institutions to assure the best conditions in the negotiation.

Policies for the appointment of calculation and valuation agents

Given that the Company uses derivative instruments of common use in the market, it appoints a third independent party that is responsible to provide the market price of such instruments. These prices are compared by the Company with the prices provided by the financial intermediaries; and, in certain transactions, the counterparty is able to act as valuation agent under the applicable documentation if it is a financial institution with a proven reputation.

Main terms and conditions of the agreements

It is a policy of the Company that the amount, date and interest rate conditions of the debt to be hedged, if possible, have to coincide with the terms of the hedges, that is usual for this type of transactions in the different markets where it operates.

All the transactions with derivative instruments are made under the ISDA Master Agreement (International Swap Dealers Association) standardized and duly executed by the legal representatives of the Company and the financial institutions, and in the case of counterparties in México, pursuant to the uses and practices of the market in our country.

Margin policies, collaterals and lines of credit

In some cases, the Company has entered into an accessory agreement to the ISDA Master Agreement with the financial institutions, the Credit Support Annex, which sets forth an obligation to grant collaterals for margin calls in case the mark to market value exceeds certain credit limits (threshold amount).

The Company has the policy to keep a close watch of the volume of the transactions entered into with each financial institution in order to avoid, if possible, any margin call.

Processes of levels of authorization required by type of negotiation

All derivative instrument transactions are executed by the Chief Financial Officer, the Assistant Director of Budget and Financial Planning or the Treasury Operation Manager, who are the only individuals registered with the financial institutions for such purposes.

Existence of an independent third party that reviews such processes

Both, the fulfillment of the Corporate Governance Guidelines and the measurement of effectiveness of the derivative instruments, to comply with the International Financial Reporting Standards, are discussed with the independent auditors that validate the reasonable accounting application of the effect of such instruments in the financial statements of the Company.

ii. Generic description of the valuation techniques and accounting policies

As previously stated, derivative instruments are carried out by the Company only for hedging purposes. The measurement of the effectiveness of the hedges is made in a prospective and retrospective manner. For the prospective valuation, we use statistic techniques that allow us to measure in what proportion the change in the value of the hedged debt (primary position) is compensated by the change in the value of the derivative instrument. The retrospective valuation is made by comparing the historic results of the debt flows with the flows of the respective hedges.

The effectiveness of the Company’s derivatives used for hedging purposes is evaluated prior to their designation as hedges, as well as during the hedging period, which is performed at least quarterly. Whenever it is determined that a derivative is not highly effective as a hedge or that the derivative ceases to be a highly effective hedge, the Company ceases to apply hedge accounting for the derivative on a prospective basis. At December 31, 2011, there were no gains or losses recognized due to changes in the accounting treatment for hedges.

Derivative financial instruments are recognized in the balance sheet at their fair values. The effective portion of the cash flow hedge’s gain or loss is recognized in “Accumulated other comprehensive income items” in stockholders’ equity, while the ineffective portion is recognized in current year earnings. Changes in the fair value of derivatives that do not qualify as hedges are immediately recognized in earnings.

The change in fair value recognized in earnings related to derivatives that are accounted for as hedges is presented in the same income statement caption as the gain or loss of the hedged item.

At December 31, 2011, our cross currency swaps position is deemed to be highly effective, with an effectiveness factor of approximately 94.5%

Also, P.8,000 million of our interest rate swaps are deemed to be highly effective, with an effectiveness factor of approximately 83.3%, while the remaining P.4,840 million were considered ineffective.

Adjustments due to early adoption of International Financial Reporting Standards

Beginning in 2012, Mexican issuers with securities listed on a Mexican securities exchange will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory.

The Company, with the respective authorization of its Board of Directors, Audit Committee, the Mexican Stock Exchange and the Mexican National Banking and Securities Commission, decided to adopt IFRS as issued by the IASB as of December 31, 2011, using a transition date as of January 1. 2010.

International Accounting Standard 39, Financial Instruments: Recognition and Measurement , requires that credit risk is taken into account when determining fair value of financial instruments. For the transition from Mexican Financial Reporting Standards (Mexican FRS) to IFRS, Telmex adjusted the fair value of derivative assets and liabilities determined under Mexican FRS with the non performance risk. Therefore, the fair value of derivative assets and liabilities position is net of a credit valuation adjustment attributable to Telmex’s “own credit risk” and derivative counterparty default risk. Non performance risk amounted P.470 million at December 31, 2011 (P.247 million at December 31, 2010).

iii. Management discussion on internal and external liquidity sources to meet the requirements related to derivative instruments

It is estimated that the Company’s cash generation has been enough to service debt and the established derivative instruments to hedge the risks associated with such debt.

iv. Changes in the exposure to the main identified risks and its management

The identified risks are those related to the variations of the exchange rate and interest rate. Given the direct relationship between the hedged debt and the derivative instruments and that they do not have any variables that could affect or terminate the hedge in advance, the Company does not foresee any risk that such hedges could differ from the original purpose for which the hedges were contracted.

In March 2011, cross currency swaps were unwound in the equivalent of U.S.$351 million, which partially hedged the bonds with maturity in 2015 and 2019; in addition, U.S.$40 million of cross currency swaps and U.S.$40 million of forward contracts became due.

In September 2011, cross currency swaps were unwound in the equivalent of U.S.$135 million, which partially hedged the a loan with América Móvil due in October 2011.

In October 2011, cross currency swaps became due in the equivalent of U.S.$355 million, which partially hedged the loan with América Móvil due in the same month. In addition, cross currency swaps were unwound in the amount of JPY $ 19,891 million (equivalent to U.S.$ 259 million) which hedged the credit in Japanese Yens with maturity in 2014.

In November 2011, cross currency swaps were unwound in the equivalent of U.S.$220 million, which partially hedged the bonds with maturity in 2015.

No new derivative instruments were contracted.

In 2011 the change in the fair value of the cross currency swaps that offset the exchange loss of the foreign-currency denominated debt was a net credit of P.4,625 million (net charge of P.2,108 million in 2010).

Additionally, in 2011 the Company recognized in interest expense a net expense for interest rate swaps of P.959 million (net expense of P.1,688 million in 2010).

In 2011, the ineffective portion of cash flow hedges was a net expense of P.587 million (net expense of P.507 million in 2010), recognized in interest expense.

During 2011, no margin calls had been required. To date, there has not been any breach in the terms and conditions of the respective agreements.

v. Quantitative information

Derivative financial instruments summary at December 31 and September 30, 2011.

Figures in thousands of Mexican Pesos and US Dollars

Type of Derivative	Purpose of Hedging, Negotiation or Others	Notional Amount		Value of Underlying Asset Variable of Reference		Fair Value		Maturity Amounts per year	Collateral / Lines of Credit (*)
		Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	Current Quarter	Previous Quarter

Exchange Rate Hedges (Principal and interests)
Cross Currency Swap	Hedging	US Dollar	US Dollar	TIIE	TIIE	MXN	MXN
		2,100,572	2,675,572	4.7900	4.7875	6,114,677	7,524,019	(1)
				EXCHANGE RATE	EXCHANGE RATE
				13.9787	13.4217

Cross Currency Swap	Hedging	YEN	YEN	TIIE	TIIE
		-	19,891,200	4.7900	4.7875	-	1,487,495	(2)
				EXCHANGE RATE	EXCHANGE RATE
				0.1812	0.1748

Exchange Rate Hedges (Interests only)
Interest Rate Swap	Hedging	MXN	MXN	TIIE	TIIE	MXN	MXN
		12,840,470	12,840,470	4.7900	4.7875	(1,496,359)	(1,531,686)	(3)
Total						4,618,318	7,479,828

(*) Of our hedge agreements, 58% of the total hedge amount include margin calls, when the market value exceeds the amounts of the lines of credit that we have in the amount of US$425 million.

(1) These swaps hedge the debt position in US dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE less a specified margin and with an average life of 3 years.

(2) In September these swaps hedged debt position in Yens with the obligation of paying $2,000 million in Mexican pesos (equivalent to USD$259 million) at a floating rate and with maturity in February 2014. These contracts were unwound in October 2011.

(3) These agreements hedge debt position in Mexican pesos at a floating rate, fixing it at an average of 8.46% and with an average life of 5 years.

III. Sensitivity Analysis

In the case of the Company, the sensitivity analysis for changes in the fair value of derivative financial instruments that are in the correlation range of 80% to 125% of effectiveness is not presented, since they are carried out for hedging purposes and therefore, any change in variables (i.e. exchange rates and interest rate) that affect the cash flows of the hedged debt (primary position) would be offset by the changes in the cash flows of the derivative instruments.

Sensitivity analysis for potential losses in fair value considering scenarios of hypothetical, instantaneous and unfavorable changes in interest rates is presented for derivative financial instruments deemed ineffective.

A hypothetical decrease in the value of the underlying asset (interest rate) of 10%, 25% and 50%, would result in an additional charge to the Company’s income statement as follows:

Sensitivity Analysis

Underliying Asset Changes

(figures in million)

				At December 31, 2011		Additional Potential Loss (Pesos)
Type of Derivative	Purpose of Hedging/ Negotiation	Type of Currency	Notional Amount	Value of Underlying Asset	Fair Value (Pesos)	Variation in the value of underlying asset
						- 10%	- 25%	- 50%
Cross currency swap (1)	Hedging	US Dollar	2,101	4.7900% E.R. 13.9787	6,115	-	-	-
Cross currency swap (1)	Hedging	YEN	------	4.7900% E.R. 0.1812	------	-	-	-
Interest rate swap (1)	Hedging	Peso	8,000	4.7900%	(1,091)	-	-	-
Interest rate swap (2)	Hedging	Peso	4,840	4.7900%	(406)	(84)	(214)	(444)
Total					4,618	(84)	(214)	-444

a) Hedges deemed as highly effective (a sensitivity analysis is not applicable).

b) Hedges deemed as ineffective.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 4 YEAR: 2011 (AUDITED INFORMATION)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

GENERAL INFORMATION

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A.B. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD MR. CARLOS SLIM DOMIT AV. SAN FERNANDO No.649, COL. PEÑA POBRE 14060 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER MR. HECTOR SLIM SEADE PARQUE VIA 190 - 10 TH . FLOOR OFFICE 1004, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 15 86 55 45 55 50 hslim@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER MR. CARLOS FERNANDO ROBLES MIAJA PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 crmiaja@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

SUBSIDIARIES COMPTROLLER

MR. NICOLAS CALDERON LOPEZ

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 62 56

57 05 62 31

ncaldero@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

MR. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR MR. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

SUBSIDIARIES COMPTROLLER

MR. NICOLAS CALDERON LOPEZ

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 62 56

57 05 62 31

ncaldero@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

MR. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

INVESTOR INFORMATION RESPONSIBLE

INVESTORS RELATIONS MANAGER

MS. ANNA DOMINGUEZ GONZALEZ

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR MR. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2 ND . FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPONSIBLE COMPTROLLER MR. MANUEL LEYVA GOMEZ PARQUE VIA 198 - 5 TH . FLOOR OFFICE 502, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 58 73 57 05 62 31 mlgomez@telmex.com

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2011 (AUDITED INFORMATION)

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

BOARD OF DIRECTORS

Final printing

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BOARD OF DIRECTORS
DIRECTORS	ALTERNATE DIRECTORS
CARLOS SLIM DOMIT.- PRESIDENT	- - - - - - - - - - - - - - - - - - - - - -
ANTONIO COSÍO ARIÑO	ANTONIO COSÍO PANDO
ANTONIO DEL VALLE RUIZ	- - - - - - - - - - - - - - - - - - - - - -
LAURA DIEZ BARROSO DE LAVIADA	- - - - - - - - - - - - - - - - - - - - - -
AMPARO ESPINOSA RUGARCÍA	- - - - - - - - - - - - - - - - - - - - - -
ELMER FRANCO MACÍAS	MARCOS FRANCO HERNAIZ
DANIEL HAJJ ABOUMRAD	- - - - - - - - - - - - - - - - - - - - - -
ROBERTO KRIETE ÁVILA	- - - - - - - - - - - - - - - - - - - - - -
JOSÉ KURI HARFUSH	- - - - - - - - - - - - - - - - - - - - - -
ÁNGEL LOSADA MORENO	JAIME ALVERDE GOYA
FRANCISCO MEDINA CHÁVEZ	- - - - - - - - - - - - - - - - - - - - - - - -
JUAN ANTONIO PÉREZ SIMÓN.- VICEPRESIDENT	- - - - - - - - - - - - - - - - - - - - - - - -
MARCO ANTONIO SLIM DOMIT	EDUARDO VALDÉS ACRA
PATRICK SLIM DOMIT	OSCAR VON HAUSKE SOLÍS
HÉCTOR SLIM SEADE	JORGE A. CHAPA SALAZAR
FERNANDO SOLANA MORALES	- - - - - - - - - - - - - - - - - - - - - - - -
MICHAEL J. VIOLA	- - - - - - - - - - - - - - - - - - - - - - - -
JEFF McELFRESH	- - - - - - - - - - - - - - - - - - - - - - - -
RAFAEL KALACH MIZRAHI	- - - - - - - - - - - - - - - - - - - - - - - -
RICARDO MARTÍN BRINGAS	JORGE C. ESTEVE RECOLONS

EXECUTIVE COMMITTEE
DIRECTORS	ALTERNATE DIRECTORS
CARLOS SLIM DOMIT.- PRESIDENT	OSCAR VON HAUSKE SOLÍS
JUAN ANTONIO PERÉZ SIMÓN	ANTONIO COSÍO ARIÑO
HÉCTOR SLIM SEADE	DANIEL HAJJ ABOUMRAD
MICHAEL J. VIOLA	JEFF McELFRESH

AUDIT AND CORPORATE PRACTICES COMMITTEE
DIRECTORS	ALTERNATE DIRECTORS
RAFAEL KALACH MIZRAHI.- PRESIDENT	- - - - - - - - - - - - - - - - - - - - - - - -
ANTONIO COSÍO ARIÑO	ANTONIO COSIO PANDO
JOSÉ KURI HARFUSH	- - - - - - - - - - - - - - - - - - - - - - - -

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2012.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Carlos Fernando Robles Miaja Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - FOURTH QUARTER 2011 . ( AUDITED INFORMATION)